FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(FreeTranslation into English from the Original
Previously Issued in Portuguese)

Companhia Brasileira
de Distribuição

Individual and Consolidated
Interim Financial Information for the
Quarter Ended March 31, 2017 and
Report on Review of Interim Financial Information

Ernst & Young auditores independentes

A free translation from Portuguese into English of Independent Auditor’s Report on Review of Quarterly Financial Information

Independent auditor’s report on review of quarterly financial information

To the Shareholders, Directors and Officers

Companhia Brasileira de Distribuição

São Paulo – SP – Brazil

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição (“Company”), contained in the Quarterly Information Form (ITR) for the quarter ended March 31, 2017, which comprise the balance sheet as of March 31, 2017 and the related statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended, including other explanatory information.

Management is responsible for the preparation of individual and consolidated interim financial information in accordance with Accounting Pronouncement CPC 21 (R1) -– Demonstração Intermediária (“CPC 21 (R1)”) and International Accounting Standard IAS 34 - Interim Financial Reporting (“IAS 34”), issued by the International Accounting Standards Board (IASB), as well as for the presentation of this information in a manner consistent with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 Revisão de Informações Intermediárias Executada pelo Auditor da Entidade) and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of quarterly financial information (ITR), consistently with the rules issued by the CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added for the three-month period ended March 31, 2017, prepared under the responsibility of  the Company’s management, the presentation of which in the interim financial information is required by the rules issued by the CVM applicable to preparation of Quarterly Financial Information (ITR), and considered as supplementary information under IFRS – International Financial Reporting Standards, which does not require the presentation of the statement of value added. These statements have been subject to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in a manner consistent with the overall individual and consolidated interim financial information.

Audit of prior year financial statements and review of prior year interim financial information by other independent auditors

The audit of the individual and consolidated balance sheet as of December 31, 2016 and the review of individual and consolidated financial information for the three-month period ended March 31, 2016, presented for comparison purposes, were conducted by other independent auditors, who issued an unqualified opinion and review thereon dated February 23, 2017, and July  27, 2016, respectively. As part of our review of individual and consolidated interim financial information for the period ended March 31, 2017, we have reviewed the adjustments to the corresponding prior year figures in the individual and consolidated statements of income and cash flows for the three-month period ended March 31, 2016 made for presentation of discontinued operations, as disclosed in Note 31, and nothing has come to our attention that would lead us to believe that such adjustments have not been made fairly, in all material respects. We have not been engaged to audit, review or apply any other procedures to the information referring to the individual and consolidated balance sheet as of December 31, 2016 and to any other individual and consolidated interim financial information for the period ended March 31, 2016. Accordingly, we do not express an opinion or any other form of assurance on the referred to balance sheet or quarterly financial information taken as a whole.

São Paulo, April 27, 2017.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Antonio Humberto Barros dos Santos

Accountant CRC-1SP161745/O-3

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Company Information

Capital Composition	2
Individual Interim Financial Information
Balance Sheet – Assets	3
Balance Sheet – Liabilities	4
Statement of Operations	5
Statement of Comprehensive Income	6
Statement of Cash Flows	7
Statement of Changes in Shareholders’ Equity
1/1/2017 to 3/31/2017	8
1/1/2016 to 3/31/2016	9
Statement of Value Added	10
Consolidated Interim Financial Information
Balance Sheet – Assets	11
Balance Sheet – Liabilities	12
Statement of Operations	13
Statement of Comprehensive Income	14
Statement of Cash Flows	15
Statement of Changes in Shareholders’ Equity
1/1/2017 to 3/31/2017	16
1/1/2016 to 3/31/2016	17
Statement of Value Added	18
Comments on the Company`s Performance	19
Notes to the Interim Financial Information	39

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Number of Shares (thousand)	Current Quarter 3/31/2017
Share Capital
Common	99,680
Preferred	166,506
Total	266,186
Treasury Shares
Common	-
Preferred	233
Total	233

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31,2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Year 3,31,2017	Previous Year 12,31,2016
1	Total Assets	20,717,000	23,660,000
1.01	Current Assets	7,728,000	10,702,000
1.01.01	Cash and Cash Equivalents	1,200,000	4,496,000
1.01.03	Accounts Receivable	778,000	507,000
1.01.03.01	Trade Receivables	603,000	396,000
1.01.03.02	Other Receivables	175,000	111,000
1.01.04	Inventories	3,025,000	3,106,000
1.01.06	Recoverable Taxes	495,000	557,000
1.01.07	Prepaid Expenses	206,000	81,000
1.01.08	Other Current Assets	2,024,000	1,955,000
1.01.08.01	Noncurrent Assets Held for Sale and Discontinued Operations	1,970,000	1,901,000
1.01.08.03	Other	54,000	54,000
1.02	Noncurrent Assets	12,989,000	12,958,000
1.02.01	Long-term Assets	1,780,000	1,663,000
1.02.01.03	Accounts Receivable	82,000	81,000
1.02.01.03.02	Other Receivables	82,000	81,000
1.02.01.06	Deferred Taxes	160,000	155,000
1.02.01.07	Prepaid Expenses	12,000	13,000
1.02.01.08	Receivables from Related Parties	445,000	359,000
1.02.01.09	Other Noncurrent Assets	1,081,000	1,055,000
1.02.01.09.04	Recoverable Taxes	533,000	521,000
1.02.01.09.05	Judicial Deposits	548,000	534,000
1.02.02	Investments	3,204,000	3,059,000
1.02.02.01	Investments in Associates and Subsidiaries	3,181,000	3,036,000
1.02.02.01.02	Investments in Subsidiaries	3,181,000	3,036,000
1.02.02.02	Investment properties	23,000	23,000
1.02.03	Property and Equipment, Net	6,827,000	7,043,000
1.02.04	Intangible Assets	1,178,000	1,193,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31,2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 3.31.2017	Previous Year 12.31.2016
2	Total Liabilities	20,717,000	23,660,000
2.01	Current Liabilities	6,787,000	9,510,000
2.01.01	Payroll and Related Taxes	425,000	446,000
2.01.02	Trade Payables	3,509,000	5,091,000
2.01.03	Taxes and Contributions Payable	145,000	189,000
2.01.04	Borrowings and Financing	1,884,000	2,763,000
2.01.05	Other Liabilities	822,000	1,018,000
2.01.05.01	Payables to Related Parties	465,000	510,000
2.01.05.02	Other	357,000	508,000
2.01.05.02.04	Utilities	16,000	11,000
2.01.05.02.05	Rent Payable	67,000	100,000
2.01.05.02.06	Advertisement Payable	35,000	40,000
2.01.05.02.07	Pass-through to Third Parties	15,000	15,000
2.01.05.02.08	Financing Related to Acquisition of Assets	26,000	32,000
2.01.05.02.09	Deferred Revenue	26,000	127,000
2.01.05.02.12	Loalty Programs	143,000	155,000
2.01.05.02.13	Suppliers - structured program	29,000	28,000
2.01.06	Provisions	2,000	3,000
2.02	Noncurrent Liabilities	3,936,000	4,290,000
2.02.01	Borrowings and Financing	2,437,000	2,775,000
2.02.02	Other Liabilities	611,000	600,000
2.02.02.02	Other	611,000	600,000
2.02.02.02.03	Taxes Payable in Installments	528,000	540,000
2.02.02.02.04	Negative Equity from Investments	47,000	22,000
2.02.02.02.05	Financing Related to Acquisition of Assets	-	4,000
2.02.02.02.07	Other Accounts Payable	36,000	34,000
2.02.04	Provisions	866,000	891,000
2.02.06	Deferred Revenue	22,000	24,000
2.03	Shareholders’ Equity	9,994,000	9,860,000
2.03.01	Share Capital	6,815,000	6,811,000
2.03.02	Capital Reserves	336,000	331,000
2.03.02.04	Options Granted	329,000	324,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	2,718,000	2,718,000
2.03.04.01	Legal Reserve	426,000	426,000
2.03.04.05	Earnings Retention Reserve	234,000	234,000
2.03.04.10	Expansion Reserve	2,299,000	2,299,000
2.03.04.12	Transactions with non-controlling interests	(91,000)	(91,000)
2.03.04.14	Settlement of Equity Instrument	(150,000)	(150,000)
2.03.05	Retained Earnings/ Accumulated Losses	125,000	-

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31,2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Operations

R$ (in thousands)
Code	Description	Year To Date Current Period 1/1/2017 to 1/31/2017	Year To Date Current Period 1/01/2016 to 3/31/2016
3.01	Net Sales of Goods and/or Services	6,458,000	5,752,000
3.02	Cost of Goods Sold and/or Services Sold	(4,691,000)	(4,289,000)
3.03	Gross Profit	1,767,000	1,463,000
3.04	Operating Income/Expenses	(1,450,000)	(1,366,000)
3.04.01	Selling Expenses	(1,283,000)	(1,094,000)
3.04.02	General and Administrative Expenses	(174,000)	(134,000)
3.04.05	Other Operating Expenses	(128,000)	(168,000)
3.04.05.01	Depreciation/Amortization	(149,000)	(125,000)
3.04.05.03	Other Operating Expenses	21,000	(43,000)
3.04.06	Share of Profit of Subsidiaries and Associates	135,000	30,000
3.05	Profit before Financial Income (Expenses) and Taxes	317,000	97,000
3.06	Financial Income (Expenses)	(166,000)	(164,000)
3.07	Profit (loss) Before Income Tax and Social Contribution	151,000	(67,000)
3.08	Income Tax and Social Contribution	(8,000)	26,000
3.08.01	Current	(14,000)	3,000
3.08.02	Deferred	6,000	23,000
3.09	Net Income (loss) from Continued Operations	143,000	(41,000)
3.10	Net Income from Descontinued Operations	(18,000)	(10,000)
3.10.01	Net Income (loss) from Descontinued Operations	(18,000)	(10,000)
3.11	Net Income (loss) for the Period	125,000	(51,000)
3.99	Earnings per Share - (Reais/Share)	-	-
3.99.01	Basic Earnings per Share	0.00000	0.00000
3.99.01.01	Common	0.44407	(0.19454)
3.99.01.02	Preferred	0.48848	(0.19137)
3.99.02.01	Common	0.44407	(0.19454)
3.99.02.02	Preferred	0.48701	(0.19137)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31,2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Year To Date Current Period 1/1/2017 to 3/31/2017	Year To Date Current Period 1/01/2016 to 1/31/2016
4.01	Net income (loss) for the Period	125,000	(51,000)
4.02	Other Comprehensive Income	-	16,000
4.02.02	Accumulative Translation Adjustment for the Period	-	16,000
4.03	Total Comprehensive Income for the Period	125,000	(35,000)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31,2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year To Date Current Period 1/01/2017 to 3/31/2017	Year To Date Previous Period 1/01/2016 to 3/31/2016
6.01	Net Cash Provided by Operating Activities	(1,723,000)	(1,075,000)
6.01.01	Cash Provided by the Operations	304,000	249,000
6.01.01.01	Net Income for the Period	125,000	(51,000)
6.01.01.02	Deferred Income and Social Contribution Taxes	(6,000)	(23,000)
6.01.01.03	Gain (Losses) on Disposal of Fixed Assets and Intangibles	(12,000)	20,000
6.01.01.04	Depreciation/Amortization	160,000	135,000
6.01.01.05	Interest and Inflation Adjustments	196,000	146,000
6.01.01.06	Adjustment to Present Value	-	2,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates	(135,000)	(37,000)
6.01.01.08	Provision for Risks	(15,000)	18,000
6.01.01.10	Share-based Payment	5,000	6,000
6.01.01.11	Allowance for Doubtful Accounts	(2,000)	2,000
6.01.01.13	Provision for Obsolescence/Breakage	(7,000)	26,000
6.01.01.14	Other Operating Expenses	(2,000)	8,000
6.01.01.15	Deferred Revenue	(3,000)	(3,000)
6.01.02	Changes in Assets and Liabilities	(2,027,000)	(1,324,000)
6.01.02.01	Accounts Receivable	(205,000)	185,000
6.01.02.02	Inventories	88,000	92,000
6.01.02.03	Recoverable Taxes	50,000	57,000
6.01.02.04	Other Assets	(111,000)	(49,000)
6.01.02.05	Related Parties	(81,000)	(83,000)
6.01.02.06	Restricted Deposits for Legal Proceeding	(6,000)	(2,000)
6.01.02.07	Trade Payables	(1,583,000)	(1,445,000)
6.01.02.08	Payroll and Related Taxes	(20,000)	(4,000)
6.01.02.09	Taxes and Social Contributions Payable	(105,000)	(25,000)
6.01.02.10	Legal claims	(10,000)	(13,000)
6.01.02.12	Other Payables	(44,000)	(47,000)
6.01.02.15	Received Dividends and Interest on shareholders' equity	-	10,000
6.02	Net Cash Provided by (Used in) Investing Activities	(207,000)	(175,000)
6.02.01	Capital Increase/Decrease on Subsidiaries	(53,000)	-
6.02.02	Acquisition of Property and Equipment	(134,000)	(153,000)
6.02.03	Increase in Intangible Assets	(20,000)	(24,000)
6.02.04	Sales of Property and Equipment	-	2,000
6.03	Net Cash Provided by (Used in) Financing Activities	(1,366,000)	513,000
6.03.01	Capital Increase	4,000	-
6.03.02	Proceeds From Debt Issuance	800,000	900,000
6.03.03	Repayment of Debt	(2,170,000)	(386,000)
6.03.05	Payment of Dividends	-	(1,000)
6.05	Net in Cash and Cash Equivalents	(3,296,000)	(737,000)
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	4,496,000	2,247,000
6.05.02	Cash and Cash Equivalents at the End of the Period	1,200,000	1,510,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31,2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2017 to 3/31/2017

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive income	Shareholders' Equity
5.01	Opening Balance	6,811,000	331,000	2,718,000	-	-	9,860,000
5.03	Adjusted Opening Balance	6,811,000	331,000	2,718,000	-	-	9,860,000
5.04	Capital Transactions with Shareholders	4,000	5,000	-	-	-	9,000
5.04.01	Capital Increases	4,000	-	-	-	-	4,000
5.04.03	Options Granted	-	3,000	-	-	-	3,000
5.04.09	Options Granted recognized in subsidiaries	-	2,000	-	-	-	2,000
5.05	Total Comprehensive Income	-	-	-	125,000	-	125,000
5.05.01	Net Income for the Period	-	-	-	125,000	-	125,000
5.07	Closing Balance	6,815,000	336,000	2,718,000	125,000	-	9,994,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31,2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2016 to 3/31/2016

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive Income	Shareholders' Equity
5.01	Opening Balance	6,806,000	302,000	3,333,000	-	(87,000)	10,354,000
5.03	Adjusted Opening Balance	6,806,000	302,000	3,333,000	-	(87,000)	10,354,000
5.04	Capital Transactions with Shareholders	-	6,000	-	-	-	6,000
5.04.03	Options Granted	-	4,000	-	-	-	4,000
5.04.09	Options Granted recognized in subsidiaries	-	2,000	-	-	-	2,000
5.05	Total Comprehensive Income	-	-	-	(51,000)	16,000	(35,000)
5.05.01	Net Income (loss) for the Period	-	-	-	(51,000)	-	(51,000)
5.05.02	Other Comprehensive Income	-	-	-	-	16,000	16,000
5.05.02.01	Adjusts to Financial Instruments	-	-	-	-	16,000	16,000
5.07	Closing Balance	6,806,000	308,000	3,333,000	(51,000)	(71,000)	10,325,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	Year To Date Current Period 1/01/2017 to 3/31/2017	Year To Date Previous Period 1/01/2016 to 3/31/2016
7.01	Revenues	7,151,000	6,246,000
7.01.01	Sales of Goods, Products and Services	6,974,000	6,245,000
7.01.02	Other Revenues	-	3,000
7.01.03	Revenues from building of own assets	179,000	-
7.01.04	Allowance for/Reversal of Doubtful Accounts	(2,000)	(2,000)
7.02	Products Acquired from Third Parties	(5,372,000)	(4,874,000)
7.02.01	Costs of Products, Goods and Services Sold	(4,529,000)	(4,246,000)
7.02.02	Materials, Energy, Outsourced Services and Other	(843,000)	(628,000)
7.03	Gross Value Added	1,779,000	1,372,000
7.04	Retention	(160,000)	(135,000)
7.04.01	Depreciation and Amortization	(160,000)	(135,000)
7.05	Net Value Added Produced	1,619,000	1,237,000
7.06	Value Added Received in Transfer	170,000	60,000
7.06.01	Share of Profit of Subsidiaries and Associates	135,000	30,000
7.06.02	Financial Revenue	53,000	41,000
7.06.03	Other	(18,000)	(11,000)
7.06.03.01	Net Income from Descontinued Operations	(18,000)	(11,000)
7.07	Total Value Added to Distribute	1,789,000	1,297,000
7.08	Distribution of Value Added	1,789,000	1,297,000
7.08.01	Personnel	760,000	662,000
7.08.01.01	Direct Compensation	493,000	427,000
7.08.01.02	Benefits	160,000	139,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	44,000	39,000
7.08.01.04	Other	63,000	57,000
7.08.02	Taxes, Fees and Contributions	504,000	339,000
7.08.02.01	Federal	287,000	198,000
7.08.02.02	State	150,000	106,000
7.08.02.03	Municipal	67,000	35,000
7.08.03	Value Distributed to Providers of Capital	400,000	347,000
7.08.03.01	Interest	216,000	206,000
7.08.03.02	Rentals	184,000	141,000
7.08.04	Value Distributed to Shareholders	125,000	(51,000)
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	125,000	(51,000)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information /Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 3.31.2017	Previous Year 12.31.2016
1	Total Assets	41,392,000	45,217,000
1.01	Current Assets	27,970,000	31,651,000
1.01.01	Cash and Cash Equivalents	1,683,000	5,112,000
1.01.03	Accounts Receivable	869,000	669,000
1.01.03.01	Trade Receivables	682,000	543,000
1.01.03.02	Other Receivables	187,000	126,000
1.01.04	Inventories	4,578,000	4,641,000
1.01.06	Recoverable Taxes	617,000	674,000
1.01.07	Prepaid Expenses	247,000	97,000
1.01.08	Other Current Assets	19,976,000	20,458,000
1.01.08.01	Noncurrent Assets Held for Sale and Discontinued Operations	19,848,000	20,303,000
1.01.08.03	Other	128,000	155,000
1.02	Noncurrent Assets	13,422,000	13,566,000
1.02.01	Long-term Assets	2,197,000	2,137,000
1.02.01.03	Accounts Receivable	613,000	612,000
1.02.01.03.02	Other Receivables	613,000	612,000
1.02.01.06	Deferred Taxes	181,000	170,000
1.02.01.07	Prepaid Expenses	42,000	45,000
1.02.01.08	Receivables from Related Parties	28,000	17,000
1.02.01.09	Other Noncurrent Assets	1,333,000	1,293,000
1.02.01.09.04	Recoverable Taxes	653,000	632,000
1.02.01.09.05	Judicial Deposits	680,000	661,000
1.02.02	Investments	356,000	339,000
1.02.02.01	Investments in Associates	333,000	316,000
1.02.02.02	Investments Property	23,000	23,000
1.02.03	Property and Equipment, Net	8,972,000	9,182,000
1.02.04	Intangible Assets	1,897,000	1,908,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 3.31.2017	Previous Year 12.31.2016
2	Total Liabilities	41,392,000	45,217,000
2.01	Current Liabilities	23,912,000	27,582,000
2.01.01	Payroll and Related Taxes	609,000	614,000
2.01.02	Trade Payables	5,241,000	7,232,000
2.01.03	Taxes and Contributions Payable	203,000	254,000
2.01.04	Borrowings and Financing	2,231,000	2,957,000
2.01.05	Other Liabilities	664,000	889,000
2.01.05.01	Payables to Related Parties	145,000	147,000
2.01.05.02	Other	519,000	742,000
2.01.05.02.04	Utilities	21,000	17,000
2.01.05.02.05	Rent Payable	76,000	110,000
2.01.05.02.06	Advertisement Payable	35,000	43,000
2.01.05.02.07	Pass-through to Third Parties	15,000	15,000
2.01.05.02.08	Financing Related to Acquisition of Assets	49,000	116,000
2.01.05.02.09	Deferred revenue	103,000	224,000
2.01.05.02.11	Accounts Payable Related to Acquisition of Companies	8,000	7,000
2.01.05.02.12	Other Payables	183,000	182,000
2.01.05.02.13	Loalty Programs	29,000	28,000
2.01.06	Provisions	3,000	4,000
2.01.07	Noncurrent Liabilities Held for Sale	14,961,000	15,632,000
2.02	Noncurrent Liabilities	4,659,000	5,038,000
2.02.01	Borrowings and Financing	2,569,000	2,912,000
2.02.02	Other Liabilities	621,000	608,000
2.02.02.02	Other	621,000	608,000
2.02.02.02.03	Taxes Payable in Installments	528,000	540,000
2.02.02.02.04	Payables Related to Acquisition of Companies	47,000	22,000
2.02.02.02.05	Financing Related to Acquisition of Assets	-	4,000
2.02.02.02.07	Other Payables	46,000	42,000
2.02.03	Deferred Taxes	331,000	317,000
2.02.04	Provisions	1,116,000	1,177,000
2.02.06	Deferred revenue	22,000	24,000
2.03	Consolidated Shareholders’ Equity	12,821,000	12,597,000
2.03.01	Share Capital	6,815,000	6,811,000
2.03.02	Capital Reserves	336,000	331,000
2.03.02.04	Options Granted	329,000	324,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	2,718,000	2,718,000
2.03.04.01	Legal Reserve	426,000	426,000
2.03.04.05	Earnings Retention Reserve	234,000	234,000
2.03.04.10	Expansion Reserve	2,299,000	2,299,000
2.03.04.12	Transactions with Non-Controlling interests	(91,000)	(91,000)
2.03.04.14	Settlement of Equity Instrument	(150,000)	(150,000)
2.03.05	Retained Earnings/ Accumulated Losses	125,000	-
2.03.09	Non-controlling Interests	2,827,000	2,737,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Operations

R$ (in thousands)
Code	Description	Year To Date Current Period 1/1/2017 to 3/31/2017	Year To Date Current Period 1/1/2016 to 3/31/2016
3.01	Net Sales from Goods and/or Services	10,552,000	9,888,000
3.02	Cost of Goods Sold and/or Services Sold	(8,191,000)	(7,697,000)
3.03	Gross Profit	2,361,000	2,191,000
3.04	Operating Income/Expenses	(2,048,000)	(2,004,000)
3.04.01	Selling Expenses	(1,657,000)	(1,602,000)
3.04.02	General and Administrative Expenses	(227,000)	(210,000)
3.04.05	Other Operating Expenses	(156,000)	(215,000)
3.04.05.01	Depreciation/Amortization	(190,000)	(170,000)
3.04.05.03	Other Operating Expenses	34,000	(45,000)
3.04.06	Share of Profit of Subsidiaries and Associates	(8,000)	23,000
3.05	Profit before Financial Income (Expenses) and Taxes	313,000	187,000
3.06	Financial Income (Expenses), Net	(182,000)	(179,000)
3.07	Profit (loss) Before Income Tax and Social Contribution	131,000	8,000
3.08	Income tax and Social Contribution	(50,000)	1,000
3.08.01	Current	(47,000)	(13,000)
3.08.02	Deferred	(3,000)	14,000
3.09	Net Income (loss) from Continuing Operations	81,000	9,000
3.10	Net Income from Descontinued Operations	133,000	(166,000)
3.10.01	Net Income (loss) from Descontinued Operations	133,000	(166,000)
3.11	Consolidated Net Income (loss)for the Period	214,000	(157,000)
3.11.01	Attributable to Owners of the Company	125,000	(51,000)
3.11.02	Attributable to Non-controlling Interests	89,000	(106,000)
3.99	Earnings per Share - (Reais/Share)	-	-
3.99.01	Basic Earnings per Share	-	-
3.99.01.01	Common	0.44407	(0.19454)
3.99.01.02	Preferred	0.48848	(0.19137)
3.99.02	Diluted Earnings per Share	-	-
3.99.02.01	Common	0.44407	(0.19454)
3.99.02.02	Preferred	0.48701	(0.19137)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Year To Date Current Period 1/1/2017 to 3/31/2017	Year To Date Current Period 1/1/2016 to 3/31/2016
4.01	Net Income (loss) for the Period	214,000	(157,000)
4.02	Other Comprehensive Income	-	73,000
4.02.01	Defined Benefit Plan	-	73,000
4.03	Total Comprehensive Income for the Period	214,000	(84,000)
4.03.01	Attributable to Controlling Interests	125,000	(35,000)
4.03.02	Attributable to Non-Controlling Interests	89,000	(49,000)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year To Date Current Period 1/1/2017 to 3/31/2017	Year To Date Previous Period 1/1/2016 to 3/31/2016
6.01	Net Cash Provided by Operating Activities	(5,106,000)	(7,975,000)
6.01.01	Cash from Operations	773,000	447,000
6.01.01.01	Net Income (loss) for the Period	214,000	(157,000)
6.01.01.02	Deferred Income Tax and Social Contribution	(30,000)	(7,000)
6.01.01.03	Gain (Losses) on Disposal of Fixed Assets and Intangibles	(11,000)	46,000
6.01.01.04	Depreciation/Amortization	202,000	280,000
6.01.01.05	Interest and Inflation Adjustments	223,000	272,000
6.01.01.06	Adjustment to Present Value	-	3,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates	1,000	(32,000)
6.01.01.08	Provision for Risks	111,000	69,000
6.01.01.10	Share-based Payment	6,000	8,000
6.01.01.11	Allowance for Doubtful Accounts	159,000	109,000
6.01.01.13	Provision for Obsolescence/breakage	(20,000)	5,000
6.01.01.15	Deferred revenue	(82,000)	(55,000)
6.01.01.18	Gain in disposal of subsidiaries	-	(94,000)
6.01.02	Changes in Assets and Liabilities	(5,879,000)	(8,422,000)
6.01.02.01	Accounts Receivable	(2,557,000)	(2,276,000)
6.01.02.02	Inventories	(481,000)	(260,000)
6.01.02.03	Recoverable Taxes	(66,000)	(76,000)
6.01.02.04	Other Assets	(130,000)	(194,000)
6.01.02.05	Related Parties	14,000	33,000
6.01.02.06	Restricted Deposits for Legal Proceeding	(33,000)	(55,000)
6.01.02.07	Trade Payables	(2,411,000)	(4,567,000)
6.01.02.08	Payroll and Related Taxes	(10,000)	(22,000)
6.01.02.09	Taxes and Social Contributions Payable	(58,000)	77,000
6.01.02.10	Legal Claims	(116,000)	(71,000)
6.01.02.11	Other Payables	(25,000)	(316,000)
6.01.02.12	Deferred revenue	(3,000)	10,000
6.01.02.13	Income and Social contribution, paid	(3,000)	-
6.01.02.14	Suppliers - structured program	-	(705,000)
6.02	Net Cash Provided by (Used in) Investing Activities	(354,000)	(263,000)
6.02.02	Acquisition of Property and Equipment	(266,000)	(284,000)
6.02.03	Increase in Intangible Assets	(91,000)	(83,000)
6.02.04	Sales of Property and Equipment	3,000	13,000
6.02.08	Net Cash From Sale of Subsidiary	-	91,000
6.03	Net Cash Provided by Financing Activities	(1,473,000)	1,667,000
6.03.01	Capital Increase/Decrease	4,000	-
6.03.02	Borrowings	2,222,000	2,409,000
6.03.03	Repayment of Debt	(3,699,000)	(1,592,000)
6.03.05	Payments of Dividends	-	(1,000)
6.03.09	Borrowings with Related Parties	-	851,000
6.04	Effects of Exchange Rate Changes on Cash and Cash Equivalents	-	4,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	(6,933,000)	(6,567,000)
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	9,142,000	11,015,000
6.05.02	Cash and Cash Equivalents at the End of the Period	2,209,000	4,448,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 1/1/2017 to 12/31/2017

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,811,000	331,000	2,718,000	-	-	9,860,000	2,737,000	12,597,000
5.03	Adjusted Opening Balance	6,811,000	331,000	2,718,000	-	-	9,860,000	2,737,000	12,597,000
5.04	Capital Transactions with Shareholders	4,000	5,000	-	-	-	9,000	1,000	10,000
5.04.01	Capital Increases	4,000	-	-	-	-	4,000	-	4,000
5.04.03	Options Granted	-	3,000	-	-	-	3,000	-	3,000
5.04.09	Options Granted - subsidiaries	-	2,000	-	-	-	2,000	1,000	3,000
5.05	Total Comprehensive Income	-	-	-	125,000	-	125,000	89,000	214,000
5.05.01	Net Income for the Period	-	-	-	125,000	-	125,000	89,000	214,000
5.07	Closing Balance	6,815,000	336,000	2,718,000	125,000	-	9,994,000	2,827,000	12,821,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 1/1/2016 to 31/31/2016

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,806,000	302,000	3,333,000	-	(87,000)	10,354,000	2,998,000	13,352,000
5.03	Adjusted Opening Balance	6,806,000	302,000	3,333,000	-	(87,000)	10,354,000	2,998,000	13,352,000
5.04	Capital Transactions with Shareholders	-	6,000	-	-	-	6,000	2,000	8,000
5.04.03	Options Granted	-	4,000	-	-	-	4,000	-	4,000
5.04.09	Options Granted - subsidiaries	-	2,000	-	-	-	2,000	2,000	4,000
5.05	Total Comprehensive Income	-	-	-	(51,000)	16,000	(35,000)	(49,000)	(84,000)
5.05.01	Net Income (loss) for the Period	-	-	-	(51,000)	-	(51,000)	(106,000)	(157,000)
5.05.02	Other Comprehensive Income	-	-	-	-	16,000	16,000	57,000	73,000
5.05.02.04	Cumulative Translation Adjustment	-	-	-	-	16,000	16,000	57,000	73,000
5.07	Closing Balance	6,806,000	308,000	3,333,000	(51,000)	(71,000)	10,325,000	2,951,000	13,276,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	Year To Date Current Period 1/1/2017 to 3/31/2017	Year To Date Previous Period 1/1/2016 to 3/31/2016
7.01	Revenues	11,609,000	10,632,000
7.01.01	Sales of Goods, Products and Services	11,430,000	10,726,000
7.01.02	Other Revenues	181,000	15,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	(2,000)	(109,000)
7.02	Products Acquired from Third Parties	(9,282,000)	(8,741,000)
7.02.01	Costs of Products, Goods and Services Sold	(8,262,000)	(7,805,000)
7.02.02	Materials, Energy, Outsourced Services and Other	(1,020,000)	(936,000)
7.03	Gross Value Added	2,327,000	1,891,000
7.04	Retention	(202,000)	(185,000)
7.04.01	Depreciation and Amortization	(202,000)	(185,000)
7.05	Net Value Added Produced	2,125,000	1,706,000
7.06	Value Added Received in Transfer	186,000	170,000
7.06.01	Share of Profit of Subsidiaries and Associates	(8,000)	41,000
7.06.02	Financial Income	61,000	65,000
7.06.03	Others	133,000	64,000
7.06.03.01	Net Income from Descontinued Operations	133,000	64,000
7.07	Total Value Added to Distribute	2,311,000	1,876,000
7.08	Distribution of Value Added	2,311,000	1,876,000
7.08.01	Personnel	975,000	912,000
7.08.01.01	Direct Compensation	632,000	587,000
7.08.01.02	Benefits	221,000	202,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	52,000	53,000
7.08.01.04	Other	70,000	70,000
7.08.01.04.01	Interest	70,000	70,000
7.08.02	Taxes, Fees and Contributions	650,000	505,000
7.08.02.01	Federal	364,000	292,000
7.08.02.02	State	213,000	163,000
7.08.02.03	Municipal	73,000	50,000
7.08.03	Value Distributed to Providers of Capital	472,000	450,000
7.08.03.01	Interest	240,000	241,000
7.08.03.02	Rentals	232,000	209,000
7.08.04	Value Distributed to Shareholders	214,000	9,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	125,000	9,000
7.08.04.04	Noncontrolling Interest in Retained Earnings	89,000	-

São Paulo, Brazil, April 27, 2017 - GPA [BM&FBovespa: PCAR4 (PN); NYSE: CBD] announces its results for the first quarter of 2017. The comments refer to the consolidated results of the Group or of its business units. All comparisons are with the same period in 2016, except where stated otherwise.

1Q17 Results

In the quarterly financial statements of GPA on March 31, 2017, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations, with a retrospective adjustment to net sales and other profit or loss lines as from January 1, 2015, as determined by IFRS 5/CPC 31, and approved by CVM Resolution 598/09 - Sale of non-current assets and discontinued operations. Accordingly, the following comments do not include the performance of Via Varejo, which is shown on page 13.

Food segment net sales reach R$10.5 billion, driven by consistent growth at Assaí and recovery at Extra Hiper

Multivarejo

o   Sequential volume recovery and improved customer traffic trend translated into market share gains in the period

- Notable growth in same-store sales at Extra Hiper of 5.4%, with recovery in market share. This performance reflects the successful commercial strategies without additional pressure on gross margin

Assaí

o   Revenue reached R$4.4 billion, increasing 28.9% in the year, due to:

- Strong performance of same-store sales, of 12.9%, and double-digit growth in customer traffic, though impacted by lower food inflation

Adjusted EBITDA margin grew 60 bps, and net income (*) grew 97% in the quarter:

Multivarejo

o   Maintenance of price competitiveness initiatives, with higher accuracy and assertiveness on promotional investments.

o   Decrease of 1.3% in selling, general and administrative expenses as a result of efficiency and productivity projects

o   Increase of 60 bps in adjusted EBITDA margin, which reached 5.3%. Adjusted EBITDA grew 9.2% to R$345 million, despite the negative impact of the calendar effect.

o   Net income(*) growth of 72.2% in the quarter

Assaí

o   Gross margin grew 80 bps to 14.4%, due to maturation of stores, optimization of commercial dynamics and higher share of individual customers in sales

o   Operating expenses fell 10 bps as a percentage of sales, despite the strong store expansion in the last 12 months

o   Adjusted EBITDA margin reached 4.0%, increasing 80 bps, mainly due to store maturation

o   Net Income(*) reached R$68 million in 1Q17, up 103.3%, accompanied by margin expansion of 60 bps

Financial result stood at 1.7% of net sales, reducing 10 bps from 1Q16

Net debt (**) improved R$286 million and net debt (**) / EBITDA ratio remained stable at 1.5 times

(*) Adjusted net income attributable to controlling shareholders – continued operations
(**) Includes credit card receivables not discounted of R$404 million in 1Q17 and R$37 million in 1Q16.

	Food Business			Multivarejo(1)			Assaí
(R$ million)(2)	1Q17	1Q16	Δ	1Q17	1Q16	Δ	1Q17	1Q16	Δ

Gross Revenue	11,430	10,721	6.6%	7,030	7,307	-3.8%	4,400	3,414	28.9%
Net Revenue	10,552	9,888	6.7%	6,513	6,740	-3.4%	4,039	3,148	28.3%
Gross Profit	2,361	2,191	7.8%	1,780	1,762	1.0%	581	429	35.5%
Gross Margin	22.4%	22.2%	20 bps	27.3%	26.1%	120 bps	14.4%	13.6%	80 bps
Selling, General and Adm. Expenses	(1,884)	(1,812)	4.0%	(1,464)	(1,482)	-1.3%	(421)	(330)	27.6%
% of Net Revenue	17.9%	18.3%	-40 bps	22.5%	22.0%	50 bps	10.4%	10.5%	-10 bps
EBITDA (3)	540	371	45.4%	365	272	34.5%	175	100	75.0%
EBITDA Margin	5.1%	3.8%	130 bps	5.6%	4.0%	160 bps	4.3%	3.2%	110 bps
Adjusted EBITDA(3)(4)	506	416	21.7%	345	315	9.2%	162	101	61.0%
Adjusted EBITDA Margin	4.8%	4.2%	60 bps	5.3%	4.7%	60 bps	4.0%	3.2%	80 bps
Net Financial Revenue (Expenses)	(182)	(179)	1.8%	(164)	(160)	2.4%	(18)	(18)	-3.7%
% of Net Revenue	1.7%	1.8%	-10 bps	2.5%	2.4%	10 bps	0.4%	0.6%	-20 bps
Net Income (Loss) - Controlling Shareholders - continuing operations	107	9	1116.9%	31	(24)	n.a.	76	33	132.0%
Net Margin	1.0%	0.1%	90 bps	0.5%	-0.4%	90 bps	1.9%	1.0%	90 bps
Adjusted Net Income (Loss) - Controlling Shareholders - continuing operations (5)	83	42	96.8%	15	9	72.2%	68	33	103.3%
Adjusted Net Margin	0.8%	0.4%	40 bps	0.2%	0.1%	10 bps	1.7%	1.1%	60 bps

(1)  Includes the results of Malls and Corporate. (2) Totals and percentages may not add up due to rounding. All margins were calculated as a percentage of net sales; (3) Earnings before interest, tax, depreciation and amortization; (4) Adjusted by the total of “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses; (5) Net Income adjusted for the total of “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses, as well as the respective effects of associated income tax.

 Sales Performance

Net Total Store Sales
		1Q17 x
		1Q16	Net 'Same-Store' Sales
(R$ million)	1Q17	(1)		1Q17 (1)
Food Business	10,552	9.5%	Food Business (3)	5.6%
Multivarejo (2)	6,513	0.4%	Multivarejo (2)	2.0%
Assaí	4,039	28.8%	Assaí (3)	12.9%

(1)     Adjusted for calendar effects related to:  February (1 day less) and March (Easter effect). The adjustment was 280 bps for GPA Food, and approximately 380 bps in Multivarejo and 50 bps in Assaí.
(2)     Extra and Pão de Açúcar: Supermarket stores, hypermarket, proximity, gas stations, drugstores and food e-commerce, in addition to revenue from leasing of commercial centers.
(3)     Includes sales of two stores already converted from Extra Hiper to Assaí, which contributed by 190 bps to Assaí and 60 bps to Food.

Multivarejo:

Net sales totaled R$6.5 billion in 1Q17, with same-store sales growing 2.0% (1), resulting in market share gains in the first two months of the year.

Other effects had a negative impact on sales performance in the period:

i)    optimization of the store portfolio, resulting in the closure of 60 stores in the last 12 months and 20 in the quarter, of which 5 hypermarkets are in process to be converted into Assaí; and

ii)   lower food inflation in the period (around 5.2% in 1Q17 vs. 13.1% in the same period last year).

The highlights at each banner were:

o    Extra:

Extra Hiper continued to register improvement in same-store sales performance, with market share recovery and increases in volume and customer traffic as a result of the successful strategies adopted for this format. The highlights were:

–      Same-store sales presented a performance above 4Q16, with growth of 5.4%(1). This performance is even more significant considering that inflation in the food category was 520 bps lower in relation to 4Q16.

–      The non-food category continued to register positive growth, driven by store-in-store mobile initiatives (already implemented in 60 stores) and the Technology Festival campaign, as well as FGTS (severance guarantee fund for workers) withdrawals in March;

–      Market share gains in volume at Extra Hiper in the last 12 measurements. Current market share is already higher than the historical levels of 2015, and the banner outperforms market growth in the initial months of 2017.

Extra Super registered same-store sales performance of 1.0% (1), despite being impacted by the decline in inflation in the food category. The highlight was the strong recovery in volume, growing 1.9% in the quarter, besides improved customer traffic compared to 1Q16 and 4Q16.

o    Pão de Açúcar:

Same-store sales performance was significantly affected by lower inflation in the period. The banner continued to retain its market share in January and February within its segment of operation.

o    Proximity:

Sales performance impacted by the closure of 41 stores in the last 12 months. Same-store sales growth was affected by a strong comparison basis due to store conversions from Minimercado Extra to Minuto Pão de Açúcar in 1Q16.

Assaí:

o    Net sales reached R$4.0 billion in 1Q17, with strong growth of 28.8%(1). Expansion in the last 12 months (12 stores including two Extra Hiper conversions) contributed approximately R$600 million to net sales in the period;

o    Assaí already accounts for 38.3% of net sales in 1Q17, an increase of 640 bps from the same period last year;

o    Same-stores sales increased 12.9%(1)(3), driven by the continued double-digit growth in customer traffic, but strongly impacted by inflation in the food category, which was 790 bps lower;

o    The first two Extra Hiper stores converted into Assaí continue to deliver strong performance in 1Q17, registering an increase of over 2.5 times in sales;

o    The Company has already started working on the conversion of five more stores, which should be delivered over the course of 2Q17 and in early 3Q17. A minimum of 15 conversions are expected by the year-end;

o    As in 2016, Assaí continues to gain market share due to the maturation of new stores and the strong pace of expansion in recent years.

 Expansion:

o    In 1Q17, the Company focused on continuing the store portfolio optimization plan:

  i) 5 Extra Hiper stores were closed and are in process to be converted to Assaí;

  ii) 16 stores were closed: 10 Minimercado Extra, 1 Pão de Açúcar, 1 Assaí, 1 fuel station and 3 drugstores;

o    Opening of 1 Pão de Açúcar and 2 gas stations in the quarter, as well as 48 new adhesions to the Aliados project, which already has 150 partners.

o    8 stores are under construction; 7 Assaí (including 5 Extra Hiper conversions), 2 new stores and 1 Minuto Pão de Açúcar. These stores should be delivered in 2Q17 or early 3Q17.

Via Varejo - Discontinued Operations

Via Varejo - "same store sales"	1Q17	1Q16	R$ million	1Q17	1Q17 X 1Q16
Offline	2.5%	(11.8%)	Offline	4,891	4.2%
Online (GMV change)	2.0%	(10.5%)	Online	1,102	(4.0%)
			Total	5,993	2.6%

Net revenue in 1Q17 was R$6 billion, up 2.6% from 1Q16, showing a significant recovery in performance compared to the previous year (-11.8%) and the previous quarter (-1.0%).  This sales level reflects greater balance between growth and profitability. The end of the quarter was marked by a significant recovery in the sales pace at both the online and offline channels. Sales growth returned to above double-digit levels, similar to during the pre-crisis period.

Brick-and-Mortar Stores

o    In 1Q17, same-store sales growth recovered by 2.5%. Net sales grew 4.2% in 1Q17 compared to 1Q16. On a pro forma basis, adding R$110 million of revenue from credits related to the Lei do Bem tax incentive law in 1Q16, growth would be 1.8%.

o    This performance was the result of the following factors: (1) successful commercial strategy adopted during the Consumer Week; (2) kiosks to provide customers with guidance on withdrawing the balance available in their inactive FGTS (workers’ severance pay) accounts; (3) activation of multichannel sales; and (4) favorable commercial conditions resulting from close relations with suppliers.

o    Mobile Telephones remained the top performing category, with double-digit growth and a greater share of the sales mix. TV sales also increased their share of the total sales mix, possibly reflecting the switch from analog to digital signals in the São Paulo metropolitan region.

Online Business

Important recovery in GMV, which reached R$1,576, up 2.0%, compared to -10.5% in 1Q16. Marketplace accounted for 20% of total GMV in 1Q17, an increase of 500 bps compared to 1Q16. Today, there are approximately 4,000 sellers who offer around 2 million items that complement the portfolio of products offered by Via Varejo.

Net sales fell 4.0% in 1Q17 compared to 1Q16. On a pro forma basis, adding R$32 million of revenue from credits related to the Lei do Bem in 1Q16, the decline would be 6.7%.

o    Additionally, the click & collect segment expanded its presence to 974 Via Varejo stores, reflecting the successful integration of the Online and Offline stores. Sales volume increased 66%, while eligible products increased from 18% of sales to around 30%.

Consolidated Operating Performance
(R$ million)	1Q17	1Q16	Δ
Gross Revenue	11,430	10,721	6.6%
Net Revenue	10,552	9,888	6.7%
Gross Profit	2,361	2,191	7.8%
Gross Margin	22.4%	22.2%	20 bps
Selling Expenses	(1,657)	(1,602)	3.5%
General and Administrative Expenses	(227)	(210)	8.1%
Selling, General and Adm. Expenses	(1,884)	(1,812)	4.0%
% of Net Revenue	17.9%	18.3%	-40 bps
Equity Income (1)	(8)	23	n.a.
Other Operating Revenue (Expenses)	34	(45)	n.a.
Depreciation (Logistic)	12	14	-9.1%
EBITDA	515	371	38.7%
EBITDA Margin	4.9%	3.8%	110 bps
Adjusted EBITDA (2)	481	416	15.7%
Adjusted EBITDA Margin	4.6%	4.2%	40 bps

(1)     Equity Income reflects the Company’s share in FIC and Cdiscount. Note that equity income from Cdiscount is reflected in the Consolidated results and not in the Retail and Cash-and-Carry segments.
(2)     EBITDA adjusted for “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses.

In the quarterly financial statements of GPA on March 31, 2017, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations, with a retrospective adjustment to net sales and other profit or loss lines as from January 1, 2015, as determined by IFRS 5/CPC 31, and approved by CVM Resolution 598/09 – Sale of non-current assets and discontinued operations. Accordingly, the following comments do not include the performance of Via Varejo.

The quarter was marked by important operational improvements at Multivarejo and Assaí, which led to higher profitability. This performance mainly reflects a lower shrinkage level and the discipline and control over operating expenses as a result of the initiatives adopted last year.

Adjusted EBITDA grew 15.7% to R$481 million. Margin grew 40 bps to 4.6%. The key factors behind this performance were:

▪ Gross Profit totaled R$2,361 million, with margin of 22.4%. Despite Assaí’s higher share of the sales mix (increase of 640 bps from the previous year), margin growth posted by Multivarejo and Assaí contributed to a higher level compared to 1Q16 gross margin (22.2%).

▪  Selling, general and administrative expenses of R$1,884 million, corresponding to 17.9% of net sales, down 40 bps compared to 1Q16, mainly due to the significant reduction in expenses at Multivarejo as a result of efficiency and productivity projects, notably the reduction in electricity consumption and the optimization of staff, with no impact on service levels.

Other Operating Income and Expenses totaled R$34 million in the quarter, mainly due to: (i) the gain from asset divestment; (ii) the write-off of stores undergoing conversion; and (iii) the reversal of provisions related to PIS/COFINS on ICMS due to favorable decision of the STF (Brazilian Supreme Court).

Multivarejo(1)

(R$ million)	1Q17	1Q16	Δ
Gross Revenue	7,030	7,307	-3.8%
Net Revenue	6,513	6,740	-3.4%
Gross Profit	1,780	1,762	1.0%
Gross Margin	27.3%	26.1%	120 bps
Selling Expenses	(1,286)	(1,312)	-2.0%
General and Administrative Expenses	(177)	(170)	4.5%
Selling, General and Adm. Expenses	(1,464)	(1,482)	-1.3%
% of Net Revenue	22.5%	22.0%	50 bps
Equity Income	17	23	-25.4%
Other Operating Revenue (Expenses)	21	(44)	n.a.
Depreciation (Logistic)	11	13	-11.3%
EBITDA	365	272	34.5%
EBITDA Margin	5.6%	4.0%	160 bps
Adjusted EBITDA (2)	345	315	9.2%
Adjusted EBITDA Margin	5.3%	4.7%	60 bps

(1)     Includes the results of Malls and Corporate

(2)     EBITDA adjusted for “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses

In 1Q17, Multivarejo posted sequential volume recovery and improved customer traffic compared to 1Q16, which translated into market share gains in the period.

Performance in the quarter was mainly affected by the calendar effect (1 day less in February and Easter effect in March). Despite this negative impact, adjusted EBITDA totaled R$345 million, increasing 9.2% from 1Q16. Adjusted EBITDA margin expanded by 60 bps as a result of higher gross profit and cost-cutting initiatives. The main variations impacting this performance were:

▪  Gross Profit of R$1,780 million, with gross margin of 27.3%. This margin level is similar to previous quarters, reflecting the new commercial strategies implemented since late 1Q16. The higher margin compared to the previous year was due to:

–              Better level of shrinkage;

– Maintenance of price competitiveness initiatives, but with higher accuracy and successful investments in promotions;

–              Weaker comparison base due to Easter, which this year fell in 2Q.

▪  Selling, general and administrative expenses reached R$1,464 million, down 1.3% due to the efficiency and productivity projects, the highlights being:

–              Electricity: reduction in consumption through efficiency projects;

– Personnel: optimization of personnel, with the reduction of approximately 7,000 jobs as a result of increased productivity of operational teams at the stores and DCs, such as new restocking practices;

Service level: increase in customer satisfaction levels through a balance between cost optimization and improved service level, with the highlights being higher investments in store personnel training, new tools to manage customer lines and increase in multifunctional employees to improve efficiency and customer service, among others.

Other Operating Income and Expenses totaled R$21 million, mainly due to the following: (i) gain from asset divestment; (ii) write-off of stores undergoing conversion; and (iii) reversal of provision related to PIS/COFINS on ICMS due to favorable decision of the STF (Brazilian Supreme Court).

Assaí

(R$ million)	1Q17	1Q16	Δ
Gross Revenue	4,400	3,414	28.9%
Net Revenue	4,039	3,148	28.3%
Gross Profit	581	429	35.5%
Gross Margin	14.4%	13.6%	80 bps
Selling Expenses	(371)	(289)	28.2%
General and Administrative Expenses	(50)	(40)	23.2%
Selling, General and Adm. Expenses	(421)	(330)	27.6%
% of Net Revenue	10.4%	10.5%	-10 bps
Other Operating Revenue (Expenses)	13	(1)	n.a.
Depreciation (Logistic)	1	1	18.2%
EBITDA	175	100	75.0%
EBITDA Margin	4.3%	3.2%	110 bps
Adjusted EBITDA (1)	162	101	61.0%
Adjusted EBITDA Margin	4.0%	3.2%	80 bps

       (1) EBITDA adjusted for “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses

Assaí continues to register strong sales performance, growing 28.3% in the quarter (28.8% adjusted for calendar effects), even when compared to a strong basis of 36.2% in 1Q16. The banner continues a strong organic expansion process and consistent growth in same-store sales, which stood at 12.9% adjusted for calendar effects and conversions.

Same-store growth was strongly impacted by lower food inflation in the period (from 13.1% in 1Q16 to 5.2% in 1Q17), though maintaining the double-digit growth in customer traffic. During 1Q17, Assaí continued to gain market share, with growth of 300 bps from the previous year.

Assaí closed 1Q17 with 106 stores across 16 states. Assaí already accounts for 38.3% of net sales, an increase of 640 bps from 1Q16.

It is worth to mention the success of the first two conversions, which registered an increase of more than 2.5 times in sales and of around 50% growth in customer traffic. Five more stores are in the process of being converted, with the goal being at least 15 conversions by the end of the year.

Gross margin in the quarter reached 14.4%, growing 80 bps from 1Q16. This performance was mainly driven by faster maturation of stores opened in 2016 compared to stores opened in late 2015. This growth was also driven by improvements in the commercial dynamics and an increased share of individual customers in total sales.

Operating expenses as a percentage of net sales reached 10.4%, a dilution of 10 bps in comparison with last year despite the strong expansion in the last 12 months.

Adjusted EBITDA grew 61.0%, which was double the sales growth in the period. Adjusted EBITDA margin reached 4.0%, increasing 80 bps due to operating leverage.

Financial Result – Consolidated

(R$ million)	1Q17	1Q16	Δ

Financial Revenue	58	64	-9.8%
Financial Expenses	(240)	(243)	-1.2%
Cost of Debt	(174)	(151)	15.1%
Cost of Sale of Receivables of Credit Card	(40)	(30)	32.0%
Restatement of Contingent Liabilities and Other financial expenses	(26)	(62)	-57.5%
Net Financial Revenue (Expenses)	(182)	(179)	1.8%
% of Net Revenue	1.7%	1.8%	-10 bps

In the financial statements of GPA of December 31, 2016, consequent to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other income/expense lines were adjusted retrospectively from January 1, 2015, as defined in IFRS 5 / CPC31, approved by CVM Resolution 598/09 - Sale of non-current assets and discontinued operations. Consequently, the following comments do not include the performance of Via Varejo.

In 1Q17, net financial result of the Company reached R$ 182 million, remaining stable compared to the same period last year. Financial result as a ratio of net sales stood at 1.7%, improving 10 bps from 1Q16.

This ratio of 1.7% represents the trend expected until the end of the year due to the declining curve of the Selic interest rate.

Cost of debt increased 15.1%, mainly due to the non-recurring impact of mark-to-market adjustments last year. Excluding this impact, cost of debt decreased 7%, in line with the decline in the interest rate during the period (as measured by average CDI).

Cost of receivables remained stable at 0.3% of revenue.

Restatements of contingencies and other financial expenses decreased 58%, or R$36 million, mainly due to the effect of the decline in the balance of contingencies, which led to lower monetary restatements, and the improvement in costs of guarantees, benefiting from the process of replacing bails by surety bonds.

Net Income

	Consolidated			Food Business

(R$ million)	1Q17	1Q16	Δ	1Q17	1Q16	Δ%

EBITDA	515	371	38.7%	540	371	45.4%
Depreciation (Logistic)	(12)	(14)	-9.1%	(12)	(14)	-9.1%
Depreciation and Amortization	(190)	(170)	11.5%	(190)	(170)	11.5%
Net Financial Revenue (Expenses)	(182)	(179)	1.8%	(182)	(179)	1.8%
Income (Loss) before Income Tax	131	9	1433.1%	156	9	1726.4%
Income Tax	(49)	0	n.a.	(49)	0	n.a.
Net Income (Loss) Company - continuing operations	81	9	826.2%	106	9	1110.7%
Net income from discontinued operations	134	(165)	n.a.	(25)	(10)	142.3%
Net Income (Loss) Consolidated Company	215	(157)	n.a.	81	(2)	n.a.

Net Income (Loss) - Controlling Shareholders - continuing operations	82	9	832.5%	107	9	1116.9%
Net Income (Loss) - Controlling Shareholders - descontinuing operations	43	(57)	n.a.	(25)	(10)	142.3%
Net Income (Loss) - Controlling Shareholders - Consolidated	125	(49)	n.a.	82	(2)	n.a.

Other Operating Revenue (Expenses)	34	(45)	n.a.	34	(45)	n.a.
Income Tax from Other Operating Revenues (Expenses) and Income Tax from Nonrecurring	(9)	11	n.a.	(9)	11	n.a.
Adjusted Net Income (Loss) - Controlling Shareholders - continuing operations (1)	58	42	37.5%	83	42	96.8%
Adjusted Net Margin - Controlling Shareholders	0.5%	0.4%	10 bps	0.8%	0.4%	40 bps
(1) Net Income adjusted for “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses, excluding the effects of Income and social contribution taxes.

In the financial statements of GPA on December  31, 2016, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Hence, net sales and other profit or loss lines were adjusted retroactively as from January 1, 2015, as determined by IFRS 5/CPC 31, and approved by CVM Resolution 598/09 - Sale of non-current assets and discontinued operations.

Adjusted net income of controlling shareholders from continuing operations totaled R$58 million in the quarter, with the Food segment growing by a notable 96.8% to reach R$83 million, driven by greater profitability at both Multivarejo (+72.2%) and Assaí (+103.3%).

Net income attributable to controlling shareholders, considering continuing and discontinued operations, totaled R$125 million, reflecting a significant improvement in the operating result across all businesses.

Debt – Consolidated

Debt – Consolidated

(R$ million)
	03.31.2017 Food	03.31.2016 Food	03.31.2016 Consolidated including Via
	Business	Business	Varejo

Short Term Debt	(2,231)	(2,874)	(3,712)
Loans and Financing	(1,379)	(2,351)	(3,190)
Debentures and Promissory Notes	(852)	(522)	(522)
Long Term Debt	(2,569)	(2,548)	(2,949)
Loans and Financing	(663)	(1,650)	(2,052)
Debentures	(1,906)	(898)	(898)
Total Gross Debt	(4,800)	(5,421)	(6,661)
Cash and Financial investments	1,683	2,386	4,448
Net Debt	(3,117)	(3,035)	(2,213)
EBITDA(1)	1,764	2,150	2,148
Net Debt / EBITDA(1)	-1.8x	-1.4x	-1.03x
Payment Book (CDCI)	-	-	(2,464)
On balance Credit Card Receivables not discounted	404	37	2,880
Net Debt with Payment Book and Credit Card Receivables not discounted	(2,712)	(2,998)	(1,797)
Net Debt with Payment Book and Credit Card Receivables not discounted / EBITDA(1)	-1.5x	-1.4x	-0.84x

In the financial statements of GPA of December 31, 2016, consequent to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other income/expense lines were adjusted retrospectively from January 1, 2015, as defined in IFRS 5 / CPC31, approved by CVM Resolution 598/09 - Sale of non-current assets and discontinued operations. Consequently, the following comments do not include the performance of Via Varejo. However, this technical standard does not require restatement of the balance sheet in such situations. For better comparison between the periods, a column presenting comparable results for March 2016 was added to the above table on debt.
(1) EBITDA in the last 12 months.

Net debt, including unsold receivables, totaled R$2,712 million in the quarter, improving by R$286 million from the same period in 2016.

In 1Q17, the Company reached a ratio of net debt to EBITDA of 1.5 times, virtually stable compared to the same period last year.

Gross debt decreased R$621 million from 1Q16 to reach R$4.8 billion in the period.

Successful issuance of a second CRA in the amount of R$1.08 billion, at 96.0% of the CDI rate and with a three-year term.

Cash position was R$1.7 billion and the balance of receivables not discounted was R$404 million, for total available resources of R$2.1 billion.

The Company also has approximately R$1.3 billion in pre-approved/confirmed credit lines.

Simplified cash flow – Consolidated (including Via Varejo)

(R$ million)	1Q17	1Q16

Cash Balance at Beginning of Period	9,142	11,015
Cash Flow from Operating Activities	(5,106)	(7,975)
EBITDA	793	458
Cost of Sale of Receivables	(174)	(169)
Working Capital	(5,449)	(7,808)
Assets and Liabilities Variation	(276)	(456)
Cash Flow from Investment Activities	(354)	(263)
Net Investment	(354)	(354)
Acquisition / Sale of Interest and Others	-	91
Change on net cash after investments	(5,460)	(8,238)
Cash Flow from Financing Activities	(1,473)	1,667
Dividends Payments and Others	-	(1)
Net Payments	(1,473)	1,668
Change on Net Cash	(6,933)	(6,571)
Exchange Rate	-	4
Cash Balance at End of Period	2,209	4,448
(-) Cash includes "Assets held for sale and op. Discontinued"	526	-
Cash as balance sheet (excluding Via Varejo)	1,683	4,448

In the financial statements of GPA of December 31, 2016, consequent to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other income/expense lines were adjusted retrospectively from January 1, 2015, as defined in IFRS 5 / CPC31, approved by CVM Resolution 598/09 - Sale of non-current assets and discontinued operations. Held-for-sale assets and the corresponding liabilities were reclassified only on the reporting date, i.e. December 31, 2016, and therefore all of the above changes in balance sheet accounts include Via Varejo, although the closing cash position has been reconciled to reflect only continuing operations.

Cash position including discontinued operations came to R$2.2 billion in 1Q17, an R$2.2 billion change from last year. The main changes were:

▪  Lower initial cash in the period of R$1.9 billion, partially explained by the deconsolidation of Cdiscount;

▪  Higher debt amortization volume compared to funding in the period;

▪  Partially offset by the improvement in working capital in the Non-Food Segment, due to better ratio of suppliers to inventories resulting from the recovery in operational activity.

Capital Expenditure (Capex)

	Food Business
(R$ million)	1Q17	1Q16	Δ

New stores and land acquisition	28	103	-73.2%
Store renovations and conversions	74	134	-44.7%
Infrastructure and Others	43	142	-69.9%
Non-cash Effect
Financing Assets	124	(60)	n.a.
Total	268	319	-15.8%

Investments in property and equipment totaled R$268 million in the quarter. Three stores were opened in the quarter: 1 Pão de Açúcar and 2 Extra stations.

At the end of the quarter, another 8 stores were under construction:

o    7 Assaí: 5 conversions from Extra Hiper and 2 new stores

o    1 Minuto Pão de Açúcar

These stores should be delivered in 2Q17 or early 3Q17.

The decrease in Capex compared to the previous year was mainly due to the following factors:

(i)       in 1Q17, there was a stronger focus on store conversions, while in 1Q16 the Company invested in land to open Assaí stores;

(ii)      a different store expansion calendar. For the year, total Capex will be similar to 2016.

The Company continues to focus on formats with higher return. It will also continue to perform conversions between banners, especially Extra Hiper into Assaí, and implement the store modernization plan, mainly Pão de Açúcar and Extra.

Via Varejo - Discontinued Operations

Net revenue in 1Q17 reached R$6 billion, up 2.6% from 1Q16, a significant recovery in performance compared to the previous year (-11.8%) and the previous quarter (-1.0%).  This sales volume reflects greater balance between growth and profitability. The end of the quarter was marked by a significant recovery in the pace of sales at both Online and Brick-and-Mortar channels. Sales growth returned to above double-digit levels in March, similar to during the pre-crisis period, mainly due to (i) withdrawals from inactive FGTS accounts and (ii) an integrated commercial strategy for both businesses.

Gross margin ended 1Q17 at 31.2%, up 432 bps. Considering the effects of Lei do Bem in 1Q16, consolidated gross margin would be 259 bps higher. This improvement is the result of the successful multichannel commercial strategy and the higher share of financial services and products in brick-and-mortar stores. The commercial strategy was focused on balancing sales growth in both businesses with improved profitability. The Online Business saw a significant improvement of approximately 1,000 bps in gross margin, thanks to the successful implementation of the multichannel commercial strategy to establish the correct positioning of prices and assortment.

Adjusted EBITDA margin was 5.5% in 1Q17, higher than adjusted EBITDA of 0.6% in 1Q16. Considering the effects of Lei do Bem in 1Q17, consolidated gross margin was 248 bps higher than in 2016. The successful multichannel commercial strategy, with significant improvement in consolidated gross margin, combined with the optimization of SG&A expenses, contributed to the improvement in adjusted EBITDA margin. It is worth highlighting the profitability achieved by the Online business, which was slightly positive and recovered earlier than expected.

Net Income stood at R$97 million, as against a loss of R$237 million in 1Q16. This result reflects the efforts to implement a multichannel commercial strategy to achieve operating efficiency, and the start of capture of synergies between Brick-and-Mortar and Online operations.

Appendix II – Definitions used in this document

Company’s Business Units: The Company’s business is divided into two segments – Retail and Cash & Carry – grouped as follows:

Food segment: Represents the combined results of Multivarejo and Assaí, excluding equity income (loss) from Cdiscount, which is not included in the operating segments reported by the Company.

Growth and changes: The growth and changes presented in this document refer to variations from the same period last year, except where stated otherwise.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure in its analyses as it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Adjusted net income: Measure of profitability calculated as Net Income from continuing operations excluding Other Operating Income and Expenses and excluding the effects of Income and Social Contribution Taxes. Also excluded are the effects of nonrecurring direct income tax. Management uses this metric in its analyses given its belief that it eliminates any nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

BALANCE SHEET

ASSETS

	Consolidated			Food Businesses
(R$ million)	03.31.2017	12.31.2016	03.31.2016	03.31.2017	12.31.2016	03.31.2016
Current Assets	27,970	31,651	21,076	8,305	11,354	8,010
Cash and Marketable Securities	1,683	5,112	4,448	1,683	5,112	2,386
Accounts Receivable	682	543	5,321	687	549	171
Credit Cards	404	241	2,851	404	241	37
Payment book	-	-	1,815	-	-	-
Sales Vouchers and Others	167	209	804	171	215	136
Allowance for Doubtful Accounts	(3)	(2)	(360)	(3)	(2)	(2)
Resulting from Commercial Agreements	114	95	211	114	95	76
Inventories	4,578	4,641	9,161	4,578	4,641	4,487
Recoverable Taxes	617	674	1,228	617	674	429
Noncurrent Assets for Sale	19,848	20,303	13	179	-	8
Expenses in Advance and Other Accounts Receivables	562	378	905	561	378	452
Noncurrent Assets	13,422	13,566	22,407	16,256	13,575	15,928
Long-Term Assets	2,197	2,137	4,982	2,215	2,141	1,906
Accounts Receivables	-	-	123	-	-	-
Credit Cards	-	-	29	-	-	-
Payment Book	-	-	106	-	-	-
Allowance for Doubtful Accounts	-	-	(12)	-	-	-
Recoverable Taxes	653	632	2,419	653	632	550
Deferred Income Tax and Social Contribution	181	170	364	181	170	44
Amounts Receivable from Related Parties	28	17	312	47	21	63
Judicial Deposits	680	661	1,067	680	661	583
Expenses in Advance and Others	655	657	697	655	657	666
Investments	356	339	439	355	339	282
Property and Equipment	8,972	9,182	10,419	9,067	9,182	8,911
Intangible Assets	1,897	1,908	6,567	4,618	1,913	4,829
TOTAL ASSETS	41,392	45,217	43,483	24,561	24,929	23,939

LIABILITIES

	Consolidated			Food Businesses
	03.31.2017	12.31.2016	03.31.2016	03.31.2017	12.31.2016	03.31.2016
Current Liabilities	23,912	27,582	22,691	9,147	12,191	8,946
Suppliers	5,241	7,232	10,849	5,243	7,235	4,312
Suppliers ('Forfait')	-	-	350	-	-	-
Loans and Financing	1,379	2,389	3,190	1,379	2,389	2,351
Payment Book (CDCI)	-	-	2,293	-	-	-
Debentures	852	568	522	852	568	522
Payroll and Related Charges	609	614	1,001	609	614	543
Taxes and Social Contribution Payable	203	254	932	203	254	180
Dividends Proposed	-	-	2	-	-	0
Financing for Purchase of Fixed Assets	49	116	70	49	116	48
Rents	76	110	133	76	110	90
Acquisition of minority interest	8	7	80	8	7	80
Debt with Related Parties	145	147	1,446	334	379	173
Advertisement	35	43	83	35	43	62
Provision for Restructuring	3	4	10	3	4	6
Advanced Revenue	103	224	426	103	224	132
Non-current Assets Held for Sale	14,961	15,632	-	-	-	-
Others	248	242	1,304	253	248	449
Long-Term Liabilities	4,659	5,038	7,517	5,584	5,038	5,097
Loans and Financing	663	1,008	2,052	663	1,008	1,650
Payment Book (CDCI)	-	-	171	-	-	-
Debentures	1,906	1,904	898	1,906	1,904	898
Financing for Purchase of Assets	-	4	4	-	4	4
Acquisition of minority interest	-	-	27	-	-	-
Deferred Income Tax and Social Contribution	331	317	1,148	1,165	317	1,119
Tax Installments	528	540	563	528	540	563
Provision for Contingencies	1,116	1,177	1,437	1,207	1,177	802
Advanced Revenue	22	24	1,171	22	24	30
Others	93	64	47	93	64	31
Shareholders' Equity	12,821	12,597	13,276	9,830	7,700	9,895
Capital	6,815	6,811	6,806	5,519	5,584	5,135
Capital Reserves	336	331	308	336	331	308
Profit Reserves	2,843	2,718	3,282	2,843	1,785	3,381
Adjustment of Equity Valuation	-	-	(71)	-	-	(68)
Minority Interest	2,827	2,737	2,951	1,133	-	1,140
TOTAL LIABILITIES	41,392	45,217	43,483	24,561	24,929	23,939

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo(1)			Assaí

R$ - Million	1Q17	1Q16	Δ	1Q17	1Q16	Δ	1Q17	1Q16	Δ	1Q17	1Q16	Δ
Gross Revenue	11,430	10,721	6.6%	11,430	10,721	6.6%	7,030	7,307	-3.8%	4,400	3,414	28.9%
Net Revenue	10,552	9,888	6.7%	10,552	9,888	6.7%	6,513	6,740	-3.4%	4,039	3,148	28.3%
Cost of Goods Sold	(8,179)	(7,683)	6.5%	(8,179)	(7,683)	6.5%	(4,722)	(4,965)	-4.9%	(3,456)	(2,718)	27.2%
Depreciation (Logistic)	(12)	(14)	-9.1%	(12)	(14)	-9.1%	(11)	(13)	-11.3%	(1)	(1)	18.2%
Gross Profit	2,361	2,191	7.8%	2,361	2,191	7.8%	1,780	1,762	1.0%	581	429	35.5%
Selling Expenses	(1,657)	(1,602)	3.5%	(1,657)	(1,602)	3.5%	(1,286)	(1,312)	-2.0%	(371)	(289)	28.2%
General and Administrative Expenses	(227)	(210)	8.1%	(227)	(210)	8.1%	(177)	(170)	4.5%	(50)	(40)	23.2%
Selling, General and Adm. Expenses	(1,884)	(1,812)	4.0%	(1,884)	(1,812)	4.0%	(1,464)	(1,482)	-1.3%	(421)	(330)	27.6%
Equity Income(2)	(8)	23	n.a.	17	23	-25.4%	17	23	-25.4%	-	-	n.a.
Other Operating Revenue (Expenses)	34	(45)	n.a.	34	(45)	n.a.	21	(44)	n.a.	13	(1)	n.a.
Depreciation and Amortization	(190)	(170)	11.5%	(190)	(170)	11.5%	(149)	(140)	6.7%	(41)	(30)	33.3%
Earnings before interest and Taxes - EBIT	313	187	66.9%	338	187	80.2%	205	119	72.1%	133	68	94.5%
Financial Revenue	58	64	-9.8%	58	64	-9.8%	50	54	-7.3%	7	10	-23.6%
Financial Expenses	(240)	(243)	-1.2%	(240)	(243)	-1.2%	(215)	(215)	0.0%	(25)	(28)	-10.5%
Net Financial Result	(182)	(179)	1.8%	(182)	(179)	1.8%	(164)	(160)	2.4%	(18)	(18)	-3.7%
Income (Loss) Before Income Tax	131	9	1433.1%	156	9	1726.4%	41	(41)	n.a.	115	50	130.9%
Income Tax	(49)	0	n.a.	(49)	0	n.a.	(10)	17	n.a.	(39)	(17)	128.9%
Net Income (Loss) Company - continuing operations	81	9	826.2%	106	9	1110.7%	30	(24)	n.a.	76	33	132.0%
Net Result from discontinued operations	134	(165)	n.a.	(25)	(10)	142.3%	(25)	(10)	142.3%	-	-	n.a.
Net Income (Loss) - Consolidated Company	215	(157)	n.a.	81	(2)	n.a.	5	(35)	n.a.	76	33	132.0%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	82	9	832.5%	107	9	1116.9%	31	(24)	n.a.	76	33	132.0%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	43	(57)	n.a.	(25)	(10)	142.3%	(25)	(10)	142.3%	-	-	n.a.
Net Income (Loss) - Consolidated Controlling Shareholders	125	(49)	n.a.	82	(2)	n.a.	5	(35)	n.a.	76	33	132.0%
Minority Interest - Noncontrolling - continuing operations	(1)	-	n.a.	(1)	-	n.a.	(1)	-	n.a.	-	-	n.a.
Minority Interest - Noncontrolling - discontinued operations	90	(108)	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Minority Interest - Noncontrolling - Consolidated	89	(108)	n.a.	(1)	-	n.a.	(1)	-	n.a.	-	-	n.a.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	515	371	38.7%	540	371	45.4%	365	272	34.5%	175	100	75.0%
Adjusted EBITDA (4)	481	416	15.7%	506	416	21.7%	345	315	9.2%	162	101	61.0%

STATEMENT OF CASH FLOW
(R$ million)	Consolidated
	03.31.2017	03.31.2016
Net Income (Loss) for the period	214	(157)
Adjustment for reconciliation of net income
Deferred income tax	(30)	(7)
Loss (gain) on disposal of fixed and intangible assets	(11)	46
Depreciation and amortization	202	280
Interests and exchange variation	223	272
Adjustment to present value	-	3
Equity Income	1	(32)
Provision for contingencies	111	69
Share-Based Compensation	6	8
Allowance for doubtful accounts	159	109
Provision for obsolescence/breakage	(20)	5
Gains resulting from sale of subisidiaries	-	(94)
Deferred revenue	(82)	(55)
	773	447
Asset (Increase) decreases
Accounts receivable	(2,557)	(2,276)
Inventories	(481)	(260)
Taxes recoverable	(66)	(76)
Other Assets	(130)	(194)
Related parties	14	33
Restricted deposits for legal proceeding	(33)	(55)
	(3,253)	(2,828)
Liability (Increase) decrease
Suppliers	(2,411)	(4,567)
Suppliers ('Forfait')	-	(705)
Payroll and charges	(10)	(22)
Taxes and Social contributions payable	(58)	77
Other Accounts Payable	(25)	(316)
Contingencies	(116)	(71)
Deferred revenue	(3)	10
Taxes and Social contributions paid	(3)	-
	(2,626)	(5,594)
Net cash generated from (used) in operating activities	(5,106)	(7,975)

Acquisition of property and equipment	(266)	(284)
Increase Intangible assets	(91)	(83)
Sales of property and equipment	3	13
Cash provided on sale of subisidiary	-	91
Net cash flow investment activities	(354)	(263)

Cash flow from financing activities
Increase of capital	4	-
Funding and refinancing	2,222	2,409
Payments of loans and financing	(3,699)	(1,592)
Dividend Payment	-	(1)
Intercompany loans	-	851
Net cash generated from (used) in financing activities	(1,473)	1,667

Monetary variation over cash and cash equivalents	-	4
Increase (decrease) in cash and cash equivalents	(6,933)	(6,567)

Cash and cash equivalents at the beginning of the year	9,142	11,015
Cash and cash equivalents at the end of the year	2,209	4,448
Change in cash and cash equivalents	(6,933)	(6,567)

	BREAKDOWN OF GROSS SALES BY BUSINESS

(R$ million)	1Q17%		1Q16%		Δ

Pão de Açúcar	1,718	15.0%	1,804	16.8%	-4.8%
Extra (1)	4,416	38.6%	4,580	42.7%	-3.6%
Convenience Stores (2)	296	2.6%	304	2.8%	-2.4%
Assaí	4,400	38.5%	3,414	31.8%	28.9%
Other Businesses (3)	600	5.2%	620	5.8%	-3.2%
Food Business	11,430	100.0%	10,721	100.0%	6.6%
(1) Includes Extra Supermercado and Extra Hiper. Same-store gross sales of 4.1%in 1Q17.
(2) Includes M inimercado Extra and M inuto Pão de Açúcar sales.
(3) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

	BREAKDOWN OF NET SALES BY BUSINESS

(R$ million)	1Q17%		1Q16%		Δ

Pão de Açúcar	1,585	15.0%	1,660	16.8%	-4.5%
Extra (1)	4,065	38.5%	4,191	42.4%	-3.0%
Convenience Stores (2)	277	2.6%	283	2.9%	-2.2%
Assaí	4,039	38.3%	3,148	31.8%	28.3%
Other Businesses (3)	586	5.6%	606	6.1%	-3.3%
Food Business	10,552	100.0%	9,888	100.0%	6.7%
(1) Includes Extra Supermercado and Extra Hiper. Same-store gross sales of 3.5%in 1Q17.
(2) Includes M inimercado Extra and M inuto Pão de Açúcar sales.
(3) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

SALES BREAKDOWN (% of Net Sales)

	Food Business
	1Q17	1Q16

Cash	51.5%	52.4%
Credit Card	38.2%	37.8%
Food Voucher	10.3%	9.8%

	STORE OPENINGS/CLOSINGS BY BANNER
	12/31/2016	Opened	Closed	Converted	03/31/2017

Pão de Açúcar	185	1	(1)	-	185
Extra Hiper	134	-	(5)	-	129
Extra Supermercado	194	-	-	-	194
Minimercado Extra	207	-	(10)	-	197
Minuto Pão de Açucar	77	-	-	-	77
Assaí	107	-	(1)	-	106
Other Business	231	2	(4)	-	229
Gas Station	76	2	(1)	-	77
Drugstores	155	-	(3)	-	152
Food Business	1,135	3	(21)	-	1,117

Sales Area ('000 m2 )
Food Business	1,814				1,789

# of employees ('000) (1)	91				89
(1) Excludes employees of discontinued operations.

                             (1) Excludes employees of discontinued operations.

1Q17 Results Conference Call and Webcast
Friday, April 28, 2017
10:30 a.m. (Brasília) | 9:30 a.m. (New York) | 2:30 p.m. (London)

Conference call in Portuguese (original language)
+55 (11) 3193-1001 or (11) 2820-4001

Conference call in English (simultaneous translation)
+1 (786) 924-6977

Webcast: http://www.gpari.com.br

Replay
+55 (11) 3193-1012
Access code for audio in Portuguese: 1449444#
Access code for audio in English: 2325602#

http://www.gpari.com.br

Investor Relations Contacts

GPA Tel.: 55 (11) 3886-0421 Fax: 55 (11) 3884-2677 gpa.ri@gpabr.com www.gpari.com.br	Via Varejo Tel.: 55 (11) 4225-8668 Fax: 55 (11) 4225-9596 ri@viavarejo.com.br www.viavarejo.com.br/ri	Cnova Tel.: 33 (1) 5370-5590 investor@cnova.com www.cnova.com/investor-relations

The individual and parent company financial statements are presented in accordance with IFRS and the accounting practices adopted in Brazil and refer to the first quarter of 2017 (1Q17), except where stated otherwise, with comparisons in relation to the same period last year.

Any and all non-accounting information or derived from non-accounting figures has not been reviewed by independent auditors.

To calculate EBITDA, we use earnings before interest, taxes, depreciation and amortization. GPA adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. IPCA inflation in the 12 months ended March 2017 was 4.57%.

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 20 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into three business units: Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash-and-carry wholesale segment; GPA Malls, which is responsible for managing the Group's real estate assets, expansion projects and new store openings; and Via Varejo’s discontinued operations, with its bricks and mortar electronics and home appliances stores under the Casas Bahia and Pontofrio banners, and the e-commerce segment.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are thus subject to change.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

1.      Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) is engaged in the retail of food, clothing, home appliances, electronics and other products through its chain of hypermarkets, supermarkets, specialized stores and department stores principally under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, "Extra Hiper", “Extra Super”, “Minimercado Extra”, “Assai”, and the neighborhood shopping mall brand “Conviva”. The activities related to the segments of electronics and e-commerce are presented with discontinued activities (note 31) and represent the stores under the brands “Ponto Frio” and “Casas Bahia", as well as the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com”, “Barateiro.com”, “Partiuviagens.com” and “Cdiscount.com”. Its headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

The Company’s shares are listed on the São Paulo Stock Exchange (“BM&FBovespa”) Level 1 of Corporate Governance under the ticker symbol “PCAR4” and on the New York Stock Exchange (ADR level III), under the ticker symbol “CBD”.

The Company is indirectly controlled by Almacenes Exito S.A., through Wilkes Participações S.A. (“Wilkes”), and its ultimate controlling company is Casino Guichard Perrachon (“Casino”), French company listed on Paris Stock Exchange.

1.1.   Morzan arbitration request

On August 14, 2015, CBD and its controlling shareholder Wilkes were jointly convicted by International Court of Arbitration - ICA, to indemnify Morzan Empreendimentos e Participações Ltda. (“Morzan”). Such decision was amended on January 27, 2016 with no significant changes.The account payable in the amount of R$233, including legal fees, was fully settled in April 1, 2016.

On October 25, 2016 the Company received a notice from Securities Registration Office (“SRE”) of Brazilian Securities Exchange Commission (“CVM”) stating that the Company pay the equivalent additional amount 80% of effectively paid to Morzan as indemnification to other shareholders of Globex Utilidades S.A. that applied to Share Purchase Agreement resulting in the sale of control of the Company, in accordance to your OPA, the mix payment option, that defined in public notice of public offer for shares acquisition realized for the Company on January 4, 2010. The Company presented on appeal to CVM’s arbitral award and the Company received a suspensive effect of the decision, with the estimated amount in R$150 and likelihood of loss classified as possible.

1.2.   Notices from CVM to GPA and subsidiary Via Varejo

On February 18, 2016, the subsidiary Via Varejo received a notice from CVM, the notice 18/2016-CVM/SEP/GEA-5 containing the understanding of the Superintendence of Business Relations – SEP in relation to certain accounting entries related to corporate transactions at Via Varejo level in 2013. Due to the effects in its consolidated financial statements the Company received the notice 19/2016-CVM /SEP/GEA-5.

CVM’s technical area notified its understanding on accounting treatment which is different from those applied by Company in its financial statements of that year, in relation to (i) remeasurement of remaining investment held in Nova Pontocom Comércio Eletrônico S.A. (“NPC”) due to partial sale of interest to Companhia Brasileira de Distribuição; and (ii) accounting treatment applied on acquisition of additional 75% interest of Indústria de Móveis Bartira (“Bartira”) equity.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

1.     Corporate information - Continued

1.2.   Notices from CVM to GPA and subsidiary Via Varejo - Continued

Via Varejo and the Company presented an appeal to CVM’s board of commissioners. At July 26, 2016, Via Varejo published relevant fact announcing the end of Cnova’s investigations, and informed that attended partially the requirements on notice 18/2016CVM/SEP/GEA5, specifically to the accounting entries of sale participation on NPC, occurred in 2013. At January 26, 2017 the CVM reported the Company that (i) the appeal was accepted related to Bartira; and (ii) The CVM’s Superintendence of Business Relations – SEP will ask reconsideration of the board of commissioner’s decision. On April 20, 2017 Via Varejo and the Company received the final determination of the board of commissioner informing that kept the decision after reconsideration asked by SEP. Therefore there is not effect to be considered related with this assumption.

2.       Basis of preparation

The individual and consolidated interim financial information has been prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standard Board (“IASB”) and CPC 21 (R1) - Interim Financial Reporting and presented consistently with the standards approved and issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of interim financial information – ITR.

The individual and consolidated interim financial information is being presented in millions of Brazilian Reais.The reporting currency of the Company is Real and for subsidiaries located abroad is the local currency of each jurisdiction.

The individual and consolidated interim financial information for the quarter ended March 31, 2017 was approved by the Board of Directors on April 27, 2017.

As a result of the process in progress for the sale of the subsidiarie Via Varejo S.A. (note 35 on the financial statements for year ended December 31, 2016, presented in February 23, 2017) and in accordance to the CPC 31 / IFRS 5 – Non current assets held to sale and discontinued operation, the individual and consolidated interim financial information of the statement of the operations and the statement of the added value for the periods ended March 31, 2017 and March 31, 2016 was presented with the effects of the transaction.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

3.     Basis of consolidation

The information on the basis of consolidation did not have significant modification and was presented in the annual financial statements for 2016, in note 3.

4.     Significant accounting policies

The significant accounting policies adopted by the Company in the preparation of the individual and consolidated interim financial information are consistent with those adopted and disclosed on Note 4 of the financial statements for the year ended December 31, 2016 and therefore should be read in conjunction with those annual financial statements.

5.      Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective

The adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective are consistent with those adopted and disclosed in note 5 to the financial statements for the year ended December 31, 2016 and had no significant effects to the Company.

Except for standards “IFRS 15 – Revenue from contracts with customers” and “IFRS 16 – Leases” which impacts are under analisys by Company. There are expected relevant impacts in the financial statements in relation to IFRS 16.

6.      Significant accounting judgments, estimates and assumptions

Judgments, estimates and assumptions

The preparation of the Company’s individual and consolidated interim financial information requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period; however, uncertainties about these assumptions and estimates may result in outcomes that require adjustments to the carrying amount of the affected asset or liability in future periods.

The significant assumptions and estimates for interim financial information for the three-month period ended March 31, 2017 were the same as those adopted in the individual and consolidated financial statements for the year ended December 31, 2016.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

7.      Cash and cash equivalents

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2016, in note 7.

		Parent Company		Consolidated
	Rate	3.31.2017	12.31.2016	3.31.2017	12.31.2016

Cash and banks - Brazil		60	255	96	349
Cash and banks - Abroad	(*)	64	66	64	66
Temporary investments - Brazil	(**)	1,076	4,175	1,523	4,697
		1,200	4,496	1,683	5,112

(*) Refers to cash and banks denominated in US Dollars.

(**) Temporary investments as at March 31, 2017 refer substantially to repurchase agreements, wich are remunerated by a weighted average rate equivalent to 98.59% of the Interbank Deposit Certificate (“CDI”) and redeemable less than 90 days as of investment date.

8.      Trade receivables

The detailed information on trade receivables was presented in the annual financial statements for 2016, in note 8.

	Parent Company		Consolidated
	3.31.2017	12.31.2016	3.31.2017	12.31.2016

Credit card companies	355	178	404	241
Sales vouchers	76	94	112	142
Private label credit card	49	62	50	62
Receivables from related parties (note 12.2)	10	15	5	5
Receivables from suppliers	114	48	114	95
Allowance for doubtful accounts (note 8.1)	(1)	(1)	(3)	(2)
Total	603	396	682	543

8.1.      Allowance for doubtful accounts

	Parent Company		Consolidated
	3.31.2017	3.31.2016	3.31.2017	3.31.2016

At the beginning of the period	(1)	-	(2)	(298)
Loss/reversal in the period	(2)	(2)	(159)	(106)
Write-off of receivables	2	-	137	125
Reclassification to assets held for sale and discontinued operations (note 31)	-	-	21	277
At the end of the period	(1)	(2)	(3)	(2)

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

8.       Trade receivables – Continued

8.1.      Allowance for doubtful accounts - Continued

Below is the aging list of consolidated gross receivables:

			Past-due receivables - Consolidated
	Total	Due	<30 days	30-60 days	61-90 days	>90 days

03.31.2017	685	640	7	7	18	13
12.31.2016	545	524	13	6	1	1

9.       Other receivables

The detailed information on other receivables was presented in the annual financial statements for 2016, in note 9.

	Parent Company		Consolidated
	3.31.2017	12.31.2016	3.31.2017	12.31.2016

Receivables from sale of fixed assets	80	6	80	6
Rental advances	2	3	2	3
Amounts to be reimbursed	26	29	26	29
Accounts receivable from insurance companion	11	10	11	10
Rental receivable	52	60	53	61
Receivable from Paes Mendonça	-	-	532	532
Receivable from sale of subsidiaries	72	69	72	69
Other	14	15	24	28

Total	257	192	800	738

Current	175	111	187	126
Noncurrent	82	81	613	612

10.    Inventories

The detailed information on inventories was presented in the annual financial statements for 2016, in note 10.

	Parent Company		Consolidated
	3.31.2017	12.31.2016	3.31.2017	12.31.2016

Stores	2,023	2,032	3,330	3,400
Distribution centers	1,035	1,115	1,240	1,255
Real estate inventories under construction	-	-	60	61
Estimated losses on obsolescence and breakage (note 10.1)	(33)	(41)	(52)	(75)
Total	3,025	3,106	4,578	4,641

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Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

10.    Inventories - Continued

10.1. Estimated losses on obsolescence and breakage

	Parent Company		Consolidated
	3.31.2017	3.31.2016	3.31.2017	3.31.2016

At the beginning of the period	(40)	(14)	(76)	(150)
Additions	(5)	(28)	(37)	(208)
Write-offs / reversal	12	2	57	164
Exchange rate changes	-	-	-	1
Assets held for sale and discontinued operations (note 31)	-	-	4	118
At the end of the period	(33)	(40)	(52)	(75)

11.    Recoverable taxes

The detailed information on recoverable taxes was presented in the annual financial statements for 2016, in note 11.

	Parent Company		Consolidated
	3.31.2017	12.31.2016	3.31.2017	12.31.2016

State value-added tax on sales and services – ICMS	435	436	563	545
Social Integration Program/Contribution for Social Security Financing-PIS/COFINS	276	338	348	418
Income tax on Financial investments	53	38	60	45
Income tax and Social Contribution	58	71	67	80
Social Security Contribution - INSS	206	194	225	211
Other	-	1	7	7
Total	1,028	1,078	1,270	1,306

Current	495	557	617	674
Noncurrent	533	521	653	632

11.1.   ICMS is expected to be realized as follows:

In	Parent Company	Consolidated
Up to 1 year	131	191
1 to 2 years	111	138
2 to 3 years	44	64
3 to 4 years	52	72
4 to 5 years	40	40
After 5 years	57	58
	435	563

For the ICMS tax credits, management, based on technical feasibility studies, based on growth projections and related tax payments in the normal course of the operations, understand be viable the future compensation. The studies mentioned are prepared periodically based on information extracted from Strategic Planning report, previously approved by the Board of Directors of the Company. For the accounting information as of March 31, 2017, management has monitoring controls over the progress of the plan annually established, revaluating and including eventual new elements that contribute to the realization of the balance.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

12.  Related parties

12.1.Management and Board of Directors compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the related support committees) and Fiscal Council recorded in the Company’s Statement of Operations for the period ended March 31, 2017, were as follows:

	Base salary		Variable compensation		Stock option plan		Total
	2017	2016	2017	2016	2017	2016	2017	2016
Board of directors (*)	1	1	-	-	-	-	1	1
Executive officers	6	5	6	8	2	2	14	15
	7	6	6	8	2	2	15	16

(*) The compensation of the Board of Directors advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.   Balances and transactions with related parties.

The detailed information on related parties was presented in the annual financial statements for 2016, in note 12.

	Parent Company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Sales		Purchases		Revenues (Expenses)
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

Controlling:
Casino	5	5	3	1	3	-	-	-	-	-	-	-	(13)	(30)
Euris	-	-	-	-	-	-	2	1	-	-	-	-	(1)	(2)
Helicco Participações Ltda.	-	-	-	-	-	-	1	-	-	-	-	-	-	-
Subsidiaries:
Novasoc Comercial	-	-	223	197	-	1	-	-	-	-	-	-	1	1
Barcelona	-	-	-	-	-	-	-	-	-	77	-	67	-	29
Sendas Distribuidora	-	3	156	123	6	4	-	-	-	-	-	-	38	-
Via Varejo (i)	5	7	-	-	2	4	186	230	-	-	-	-	(33)	(33)
VVLOG Logística Ltda.	-	-	-	-	-	-	2	2	-	-	-	-	-	-
Cnova Brasil	-	-	19	4	-	-	-	-	-	-	-	-	28	16
GPA M&P	-	-	-	-	-	-	3	2	-	-	-	-	-	-
GPA Logística	-	-	19	19	17	17	1	-	-	-	-	-	-	-
Bellamar	-	-	-	-	-	-	128	128	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	1	-	-	-	-	-	-
Associates:
FIC	-	-	24	14	7	14	-	-	-	-	-	-	22	7
Other related parties:
Greenyellow do Brasil Energia e Serviços Ltda.(Greenyellow) (*)	-	-	-	-	-	-	141	146	-	-	-	-	(8)	(5)
Others	-	-	1	1	-	-	1	-	-	-	-	-	-	-
Total	10	15	445	359	35	40	465	510	-	77	-	67	34	(17)

        (*)The amount refers to products and services acquisition aiming the energy efficiency of the Company.

(i) Via Varejo: The subsidiarie have a amount to pay reffering to “Primeiro Aditivo ao Acordo de Associação” between Via Varejo e Casas Bahia, that ensure the right to indemnify of some judicial claims and reimbursement of expenses recognized as of June 30, 2010, such as the commercial commission agreement.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.   Balances and transactions with related parties – Continued

	Consolidado
	Trade receivables		Others assets		Trade payables		Other liabilities		Revenues (Expenses)
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

Controlling:
Casino	5	5	3	1	3	-	-	-	(13)	(35)
Euris	-	-	-	-	-	-	2	1	(1)	(2)
Helicco Participações	-	-	-	-	-	-	1	-	-	-
Exito	-	-	-	-	-	-	-	-	-	(4)
Subsidiaries:
Others	-	-	-	1	-	-	-	-	-	-
Associates:
FIC	-	-	24	14	7	14	-	-	22	7
Other related parties:
Greenyellow	-	-	-	-	-	-	141	146	(8)	(6)
Others	-	-	1	1	-	-	1	-	-	-
Total	5	5	28	17	10	14	145	147	-	(40)

                    (*) Amounts of Via Varejo’s related parties are classified on “held for sale and discontinued operations”, see note 31.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

13.    Investments

The detailed information on investments was presented in the annual financial statements for 2015, in note 13.

13.1.   Breakdown of investments

	Parent Company
	Sendas	Novasoc	Via Varejo	Bellamar	GPA M&P and others	Total (*)
Balances at 12.31.2016	2,330	168	-	443	(73)	3,014
Share of profit (loss) of subsidiaries and associates	77	(3)	69	17	(25)	135
Stock option	1	-	1	-	-	2
Capital increase	53	-	-	-	-	53
Reclassification to Held for Sale (note 31)	-	-	(70)	-	-	(70)
Balances at 3.31.2017	2,461	165	-	460	48	3,134

 (*) Includes the effects of the exchange rate changes on translation of the Luxco’s financial information, amount of R$47.

	Parent Company
	Sendas	Novasoc	Via Varejo	NCB (*)	Barcelona	Bellamar	GPA M&P and others	Total (***)
Balances at 12.31.2015	1,349	174	1,844	501	770	367	(132)	4,873
Share of profit(loss) of subsidiaries and associates	23	(1)	5	(2)	24	23	(42)	30
Dividends	-	-	-	-	-	-	(10)	(10)
Stock option	-	-	1	-	1	-	-	2
Write-off	-	-	-	-	-	-	5	5
Rate exchange	-	-	4	-	-	-	12	16
Other transactions (**)	-	-	1	-	-	-	-	1
Balances at 3.31.2016	1,372	173	1,855	499	795	390	(167)	4,917

(*) In NCB case, the investment amount refers to the effects of the fair value measurements of the business combination. For Via Varejo, the fair value effects were considered together with the accounting investment held in this subsidiary.

(**) Includes the effects of other comprehensive income in the case of subsidiarie Nova Pontocom and Luxco.

(***)Includes the effects of the exchange rate changes on translation of the Luxco’s financial information, amount of R$311.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

13.    Investments – Continued

13.1.   Breakdown of investments – Continued

	Consolidated
	3.31.2017	3.31.2016
At the beginning of the period	294	382
Share of profit (loss) – Continued operations	(8)	23
Share of profit (loss) – Disontinued operations	7	9
Assets held for sale and discontinued operations (note 31)	(7)	(9)
At the end fo the period	286	405

14.    Property and equipment

	Parent Company
	Balance at 12.31.2016	Additions	Depreciation	Write-offs	Transfers	Balance at 3.31.2017
Land	1,261	-	-	(18)	-	1,243
Buildings	1,611	1	(13)	(97)	-	1,502
Leasehold improvements	2,226	5	(44)	(29)	37	2,195
Machinery and equipment	1,047	7	(45)	(12)	28	1,025
Facilities	319	20	(8)	(3)	3	331
Furniture and fixtures	396	-	(15)	(3)	8	386
Vehicles	3	-	-	-	-	3
Construction in progress	113	42	-	(2)	(74)	79
Other	45	2	(4)	(1)	(2)	40
Total	7,021	77	(129)	(165)	-	6,804

Finance lease
IT equipment	5	1	-	-	-	6
Buildings	17	-	-	-	-	17
	22	1	-	-	-	23
Total	7,043	78	(129)	(165)	-	6,827

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Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

	Parent Company
	Balance at 12.31.2015	Additions	Depreciation	Write-offs	Transfers	Balance at 3.31.2016
Land	1,272	-	-	-	2	1,274
Buildings	1,799	1	(15)	-	(39)	1,746
Leasehold improvements	1,858	3	(38)	(1)	63	1,885
Machinery and equipment	892	37	(35)	(15)	-	879
Facilities	179	3	(5)	(1)	-	176
Furniture and fixtures	375	10	(13)	(2)	-	370
Vehicles	3	-	-	(1)	1	3
Construction in progress	73	85	-	-	(24)	134
Other	50	-	(3)	(2)	(1)	44
Total	6,501	139	(109)	(22)	2	6,511

Finance lease
IT equipment	7	-	(1)	-	(1)	5
Buildings	17	-	-	-	-	17
	24	-	(1)	-	(1)	22
Total	6,525	139	(110)	(22)	1	6,533

	Parent Company
	Balance at 3.31.2017			Balance at 12.31.2016
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,243	-	1,243	1,261	-	1,261
Buildings	2,370	(868)	1,502	2,555	(944)	1,611
Leasehold improvements	3,689	(1,494)	2,195	3,685	(1,459)	2,226
Machinery and equipment	2,354	(1,329)	1,025	2,345	(1,298)	1,047
Facilities	606	(275)	331	589	(270)	319
Furniture and fixtures	961	(575)	386	959	(563)	396
Vehicles	9	(6)	3	9	(6)	3
Construction in progress	79	-	79	113	-	113
Other	121	(81)	40	126	(81)	45
	11,432	(4,628)	6,804	11,642	(4,621)	7,021

Finance lease
IT equipment	39	(33)	6	38	(33)	5
Buildings	39	(22)	17	41	(24)	17
	78	(55)	23	79	(57)	22
Total	11,510	(4,683)	6,827	11,721	(4,678)	7,043

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Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment - Continued

	Consolidated
	Balance at 12.31.2016	Additions	Depreciation	Write-offs	Transfers	Reclassification to Held For Sale (*)	Balance at 3.31.2017
Land	1,414	-	-	(18)	-	-	1,396
Buildings	1,856	4	(15)	(97)	29	-	1,777
Leasehold improvements	3,284	16	(59)	(27)	55	(7)	3,262
Machinery and equipment	1,340	19	(58)	(14)	34	(7)	1,314
Facilities	433	23	(11)	(5)	7	-	447
Furniture and fixtures	543	5	(20)	(3)	9	(2)	532
Vehicles	2	-	-	(4)	-	4	2
Construction in progress	204	78	-	(2)	(140)	2	142
Other	63	3	(5)	(1)	(1)	(1)	58
Total	9,139	148	(168)	(171)	(7)	(11)	8,930

Finance lease
Equipment	9	-	(1)	-	-	-	8
IT equipment	8	-	(1)	-	1	-	8
Furniture and fixtures	6	-	-	-	-	-	6
Buildings	20	-	-	-	-	-	20
	43	-	(2)	-	1	-	42
Total	9,182	148	(170)	(171)	(6)	(11)	8,972

(*) See note 31

		Consolidated
	Balance at 12.31.2015	Additions	Depreciation	Desconso-lidation	Write-offs	Transfers	Exchange rate changes	Balance at 3.31.2016
Land	1,464	-	-	-	-	14	-	1,478
Buildings	2,023	5	(16)	-	-	(33)	-	1,979
Leasehold improvements	3,675	30	(68)	(2)	(11)	87	-	3,711
Machinery and equipment	1,676	61	(71)	(1)	(17)	3	-	1,651
Facilities	422	13	(13)	(4)	(3)	4	(1)	418
Furniture and fixtures	701	24	(23)	-	(2)	1	(1)	700
Vehicles	75	1	(1)	-	(4)	-	-	71
Construction in progress	172	153	-	-	(1)	(75)	-	249
Other	97	5	(6)	-	(2)	1	-	95
Total	10,305	292	(198)	(7)	(40)	2	(2)	10,352

Finance lease
Equipment	13	-	(1)	-	-	-	-	12
IT equipment	31	1	(5)	-	-	-	-	27
Facilities	1	-	-	-	-	-	-	1
Furniture and fixtures	6	-	-	-	-	-	-	6
Buildings	21	-	-	-	-	-	-	21
	72	1	(6)	-	-	-	-	67
Total	10,377	293	(204)	(7)	(40)	2	(2)	10,419

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Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

	Consolidated
	Balance at 3.31.2017			Balance at 12.31.2016
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,396	-	1,396	1,414	-	1,414
Buildings	2,669	(892)	1,777	2,823	(967)	1,856
Leasehold improvements	4,952	(1,690)	3,262	4,926	(1,642)	3,284
Machinery and equipment	2,797	(1,483)	1,314	2,779	(1,439)	1,340
Facilities	745	(298)	447	723	(290)	433
Furniture and fixtures	1,164	(632)	532	1,159	(616)	543
Vehicles	8	(6)	2	8	(6)	2
Construction in progress	142	-	142	204	-	204
Other	167	(109)	58	168	(105)	63
	14,040	(5,110)	8,930	14,204	(5,065)	9,139

Finance lease
Equipment	28	(20)	8	30	(21)	9
IT equipment	47	(39)	8	46	(38)	8
Facilities	1	(1)	-	1	(1)	-
Furniture and fixtures	15	(9)	6	14	(8)	6
Buildings	43	(23)	20	43	(23)	20
	134	(92)	42	134	(91)	43
Total	14,174	(5,202)	8,972	14,338	(5,156)	9,182

14.1.   Capitalized borrowing costs

The consolidated borrowing costs for the three-month period ended March 31, 2017 were R$2 (R$3 for the three-month period ended March 31, 2016). The rate used to determine the borrowing costs eligible for capitalization was 102.53% of the CDI (104.06% of the CDI for the period ended March 31, 2016), corresponding to the effective interest rate on the Company’s borrowings.

14.2.   Additions to property and equipment

	Parent Company		Consolidated
	3.31.2017	3.31.2016	3.31.2017	3.31.2016

Additions	78	139	148	293
Finance lease	(1)	-	-	(1)
Capitalized interest	(1)	(2)	(2)	(3)
Property and equipment financing - Additions	(22)	(129)	(22)	(199)
Property and equipment financing - Payments	80	145	142	194
Total	134	153	266	284

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Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

14.3.   Other information

As at March 31, 2017, the Company and its subsidiaries recorded in cost of goods sold and services sold, the amount of R$11 (R$11 as at March 31, 2016) in parent company and R$12 (R$14 as at March 31, 2016) in consolidated related to the depreciation of its fleet of trucks, machinery, buildings and facilities of its distribution centers.

The Company monitored the plan for impairment test performed on December 31, 2016 and do not observed significatives gaps that been denote indicatives of loose or need for a new avaliation at March 31, 2017.

15.    Intangible assets

The detailed information on intangible assets was presented in the annual financial statements for 2015, in note 15.

	Parent company
	Balance at 12.31.2016	Additions	Amortization	Balance at 3.31.2017
Goodwill	501	-	-	501
Commercial rigths	46	-	-	46
Software and implementation	488	16	(21)	483
Software - capital leasing	158	-	(10)	148
Total	1,193	16	(31)	1,178

	Consolidated
	Balance at 12.31.2016	Additions	Amortization	Transfers	Assets held for sale and discontinued operations (*)	Balance at 3.31.2017
Goodwill	1,107	-	-	-	-	1,107
Brands	39	-	-	-	-	39
Commercial rigths	80	-	-	1	-	81
Software and implementation	523	22	(22)	5	(7)	521
Software - capital leasing	159	-	(10)	-	-	149
Total	1,908	22	(32)	6	(7)	1,897

(*) See note 31.

In the Parent Company, the balance of accumulated cost at March 31, 2017 is R$2,647 (R$2,631 at December 31, 2016) and of accumulated amotization R$1,469 (R$1,438 at December 31, 2016). In the Consolidated the balance of accumulated cost at March 31, 2017 is R$3,634 (R$3,614 at December 31, 2016) and of accumulated amotization R$1,737 (R$1,706 at December 31, 2016).

.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets – Continued

15.1.   Impairment testing of goodwill and intangible assets

Goodwill and intangible assets were tested for impairment as at December 31, 2016 according to the method described in note 4 - Significant accounting policies, in the financial statements for the year ended December 31, 2016.

The Company has not observed any significant changes that would indicate an impairment test for a new performed at March 31, 2017.

15.2.   Additions to intangible assets

	Parent Company		Consolidated
	3.31.2017	3.31.2016	3.31.2017	3.31.2016

Additions	16	101	22	160
Finance lease	-	(79)	-	(79)
Intangible assets financing - Payments	4	2	69	2
Total	20	24	91	83

16.    Borrowings and financing

The detailed information on borrowings and financing was presented in the annual financial statements for 2016, in note 17.

16.1.   Debt breakdown

		Parent Company		Consolidated
	Weighted average rate	3.31.2017	12.31.2016	3.31.2017	12.31.2016

Debentures and promissory note
Debentures, net (note 16.4)	107% of CDI	907	939	907	939
Certificate of Agribusiness Receivables (note 16.4)	97.5% of CDI	1,046	1,017	1,046	1,017
Promissory note, net	103.95% of CDI	817	530	817	530
Borrowing cost		(12)	(14)	(12)	(14)
		2,758	2,472	2,758	2,472

Borrowings and financing
Local currency
BNDES	3.76% per year	8	8	50	51
Working capital	104.88% of CDI	274	1,129	274	1,302
Working capital	TR + 9.80% per year	22	21	133	135
Finance lease (note 21)		189	203	200	215
Swap contracts (note 16.7)	101.40% of CDI	(2)	(2)	(11)	(10)
Borrowing cost		(2)	(3)	(5)	(6)
		489	1,356	641	1,687

Foreign currency
Working capital	USD + 2.66% per year	768	1,360	1,087	1,361
Working capital	EURO + 2.28% per year	175	173	175	172
Swap contracts (note 16.7)	101.92% of CDI	131	177	139	177
		1,074	1,710	1,401	1,710
Totalof borrowing and financing		4,321	5,538	4,800	5,869

Total current		1,884	2,763	2,231	2,957
Total non current		2,437	2,775	2,569	2,912

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

16.    Borrowings and financing

16.2.   Changes in borrowings

	Parent Company	Consolidated
At December 31, 2016	5,538	5,869
Additions - working capital	800	2,222
Accrued interest	107	219
Accrued swap	70	49
Mark-to-market	9	6
Monetary and exchange rate changes	(35)	(63)
Borrowing cost	2	2
Interest paid	(408)	(568)
Payments	(1,656)	(3,018)
Swap paid	(106)	(113)
Liabilities related to assets held for sale and discontinued operations (note 31)	-	195
At March 31, 2017	4,321	4,800

	Parent Company	Consolidated
At December 31, 2015	4,105	7,978
Additions – working capital	900	2,409
Additions – finance lease	79	80
Accrued interest	99	208
Accrued swap	282	455
Mark-to-market	(27)	(35)
Monetary and exchange rate changes	(237)	(379)
Borrowing cost	1	1
Interest paid	(110)	(197)
Payments	(305)	(1,409)
Swap paid	29	14
At March 31, 2016	4,816	9,125

16.3.   Maturity schedule of borrowings and financing recorded in noncurrent liabilities.

Year	Parent Company	Consolidated
Up to 2 years	838	858
2 to 3 years	1,517	1,537
3 to 4 years	47	65
4 to 5 years	6	24
After 5 years	37	96
Subtotal	2,445	2,580

Borrowing costs	(8)	(11)
Total	2,437	2,569

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

16.    Borrowings and financing – Continued

16.4.     Debentures, Promissory Note and Certificate of Agribusiness Receivables

				Date				Parent Company		Consolidated
	Type	Issue Amount (in thousands)	Outstanding debentures	Issue	Maturity	Annual financial charges	Unit price (in thousands)	03.31.2017	12.31.2016	03.31.2017	12.31.2016
Parent Company
12th Issue of Debentures – CBD	No preference	900,000	900,000	9/17/14	9/12/19	107.00% of CDI	1,007	906	939	906	939
13th Issue of Debentures – CBD and CRA	No preference	1,012,500	1,012,500	12/20/16	12/20/19	97.50% of CDI	1,034	1,047	1,017	1,047	1,017
2nd Issue of Promissory Note – CBD	No preference	500,000	200,000	08/01/16	01/30/17	103.95% of CDI	-	-	530	-	530
3nd Issue of Promissory Note – CBD	No preference	800,000	320	01/30/17	07/29/17	108.00% of CDI	2,554,284	817	-	817	-

Borrowing cost								(12)	(14)	(12)	(14)
Parent Company/Consolidated - current and noncurrent								2,758	2,472	2,758	2,472
Current liabilities								852	568	852	568
Noncurrent liabilities								1,906	1,904	1,906	1,904

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

16.    Borrowings and financing – Continued

16.5.     Borrowings in foreign currencies

On March 31, 2017 GPA had loans in foreign currencies (dollar and euro) to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and make investments, being the last due date in October, 2018

16.6.     Guarantees

The Company signed promissory notes for some borrowings agreements.

16.7.     Swap contracts

The Company uses swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts have a total debt term and protect the interest and the principal and are signed, with the same due dates and with same counterparty. The weighted average annual rate of CDI as of March 2017 was 13.75% (13.73% at March 2016).

16.8.     Financial covenants

In connection with the debentures and promissory note and part of the transactions in borrowings in foreign currencies, GPA is required to maintain certain debt financial covenants. These ratios are calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, in the respective issuing Company as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3.25. At March 31, 2017, GPA complied with these ratios.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

17.    Financial instruments

The detailed information on financial instruments was presented in the annual financial statements for 2016, in note 18.

The main financial instruments and their carrying amounts in the interim financial information, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	3.31.2017	12.31.2016	3.31.2017	12.31.2016
Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	1,200	4,496	1,683	5,112
Trade receivables and other receivables	860	588	1,482	1,281
Related parties - assets	445	359	28	17
Financial liabilities:
Other financial liabilities - amortized cost
Related parties -liabilities	(465)	(510)	(145)	(147)
Trade payables	(3,509)	(5,091)	(5,241)	(7,232)
Financing for purchase of assets	(26)	(36)	(49)	(120)
Acquisition of non-controlling interest	-	-	(8)	(7)
Debentures	(2,758)	(2,472)	(2,758)	(2,472)
Borrowings and financing	(468)	(1,336)	(518)	(1,562)
Fair value through profit or loss
Loans and financing, including derivatives	(1,095)	(1,730)	(1,524)	(1,835)

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 17.3.

17.1.     Considerations on risk factors that may affect the business of the Company and its subsidiaries

(i)      Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the period ended March 31, 2017.

	Parent Company		Consolidated
	3.31.2017	12.31.2016	3.31.2017	12.31.2016
Cash and cash equivalents	1,200	4,496	1,683	5,112
Borrowings and financing	(4,321)	(5,538)	(4,800)	(5,869)
Borrowings and financing	(181)	(149)	(181)	(149)
Other liabilities with related parties (note 12.2 and 17.2) (*)

(*) Represents the trade payables’ balance of Greenyellow.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

17.    Financial instruments - Continued

17.1.     Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(ii)     Liquidity risk management

The Company manages liquidity risk through the daily follow-up of cash flows, control of maturities of financial assets and liabilities, and a close relationship with the main financial institutions.

The table below summarizes the aging profile of the Company’s financial liabilities as at March 31, 2017.

        17.1.1   Parent Company

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	926	361	15	1,302
Debentures and promissory note	1,024	2,190	-	3,214
Derivatives	153	62	-	215
Finance lease	58	160	158	376
Trade payables	3,509	-	-	3,509
Total	5,670	2,773	173	8,616

17.1.2 Consolidated	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	1,276	467	98	1,841
Debentures and promissory note	1,024	2,190	-	3,214
Derivatives	184	44	42	270
Finance lease	62	171	165	398
Trade payables	5,241	-	-	5,241
Acquisition of noncontrolling interest	8	-	-	8
Total	7,795	2,872	305	10,972

(iii)    Derivative financial instruments

		Consolidated
		Notional value		Fair value
		3.31.2017	12.31.2016	3.31.2017	12.31.2016
Fair value hedge
Purpose of hedge (debt)		1,515	1,768	1,394	1,666

Long position (buy)
Prefixed rate	TR+9.80% per year	124	127	133	134
US$ + fixed	2.66% per year	1,171	1,421	1,087	1,362
EUR + fixed	2.28% per year	220	220	175	176
		1,515	1,768	1,395	1,672
Short position (sell)
	101.87% per year	(1,515)	(1,768)	(1,523)	(1,839)
Net hedge position		-	-	(128)	(167)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

17.    Financial instruments – Continued

17.1.     Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(iii)   Derivative financial instruments - continued

Realized and unrealized gains and losses on these contracts during the three-month period ended March 31, 2017 are recorded in financial income (expenses), net and the balance payable at fair value is R$128 (balance payable of R$167 as at December 31, 2017), recorded in line item  “Borrowings and financing”.

The effects of the fair value hedge recorded in the Statement of Operations for the Three-month period ended March 31, 2017 were a gain of R$141 (gain of R$32 as at March 31, 2016).

17.2.     Sensitivity analysis of financial instruments

The Company disclosed the net exposure of the derivatives financial instruments, corresponding financial instruments and certain financial instruments in the sensitivity analysis chart below, for each of the scenarios mentioned:

For the probable scenario, exchange weighted average rate was R$3.33 on the due date, and the interest rate weighted was 10.07% per year. The sources used were the same as those of the annual financial statements for 2016.

(i)      Other financial instruments

			Market projection
Operations	Risk (CDI increase)	Balance at 3.31.2017	Scenario I	Scenario II	Scenario III

Fair value hedge (fixed rate)	101.40% do CDI	(122)	(184)	(188)	(193)
Fair value hedge (exchange rate)	101.92% do CDI	(1,401)	(852)	(862)	(871)
Debentures	107% do CDI	(906)	(1,000)	(1,023)	(1,047)
Certificate of Agribusiness Receivables	97.50% do CDI	(1,047)	(1,155)	(1,182)	(1,209)
Promissory note	103.95% do CDI	(817)	(911)	(935)	(958)
Bank loans - CBD	104.88% do CDI	(274)	(302)	(309)	(317)
Leases	100.19% do CDI	(70)	(77)	(79)	(81)
Leases	95.31% do CDI	(78)	(87)	(89)	(91)
Leases	100.00% do CDI	(7)	(8)	(8)	(9)
		(4,722)	(4,576)	(4,675)	(4,776)

Cash and cash equivalents (*)	98.59% do CDI	1,523	1,681	1,720	1,759
Net exposure		(3,199)	(2,895)	(2,955)	(3,017)
Net effect - loss			304	244	182
(*) weighted average

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

17.    Financial instruments – Continued

17.2.Sensitivity analysis of financial instruments - Continued

In addition the Company has the following transaction that don’t represent significant risks for sensitive test:

▪   The Company has a net exposure of US$15 million American dollars (between foreign suppliers and cash applied abroad) and EUR€11 million euros, besides the negative investment balance at foreigner subsidiaries at EUR€ 15 million euros. The Company management do not prepared the sensitivity analyses related to cambial exposition because understand that the involving amounts there are no representative.

▪   The Company has accounts payable to Greenyellow of R$181, referring to the acquisition of property aiming the energy efficiency of the Company. The payment will occur in 96 instalments with pre-fixed interest of 9% per year.

17.3.      Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the concepts of measurement and disclosure requirements.

The fair values of cash and cash equivalents, trade receivables, short and long-term debt and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Carrying amount at 3.31.2017	Fair value at 3.31.2017	(*) Level
Financial instruments at fair value through profit (loss)
Cross-currency interest rate swaps	(140)	(140)	Level 2
Interest rate swaps	11	11	Level 2
Borrowings and financing (fair value)	(1,395)	(1,395)	Level 2
Borrowings and financing (amortized cost)	(3,276)	(3,237)	Level 2
Total	(4,800)	(4,761)

(*) Level 2: Fair value measurement at the end of the reporting period using other significant observable assumptions.

There were no changes between the fair value measurements levels in the three-month period ended March 31, 2017.

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

17.    Financial instruments – Continued

17.4.      Consolidated position of derivative transactions

The consolidated position of outstanding derivative transactions is presented in the table below:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional value	Contracting date	Maturity	3.31.2017	12.31.2016	3.31.2017	12.31.2016
Exchange swaps registered with CETIP (US$ x CDI)
	Banco Tokyo	US$ 75	1/14/2014	1/10/2017	-	61	-	59
	Banco JP Morgan	US$ 50	3/19/2014	3/21/2016	-	-	-	-
	Mizuho	US$ 50	10/31/2014	10/31/2017	34	38	35	37
	Bank of America	US$ 40	9/14/2015	9/14/2017	(30)	(26)	(28)	(25)
	Banco Tokyo	US$ 50	7/31/2015	7/31/2017	(10)	(6)	(9)	(6)
	Scotiabank	US$ 50	9/30/2015	9/29/2017	(44)	(39)	(41)	(37)
	Agricole	EUR 50	10/7/2015	10/8/2018	(56)	(54)	(44)	(42)
	Itaú BBA	US$ 50	10/27/2015	1/17/2017	-	(60)	-	(61)
	Bradesco	US$ 50	3/3/2016	3/6/2017	-	(53)	-	(54)
	Scotiabank	US$ 50	1/15/2016	1/16/2018	(48)	(50)	(44)	(47)
	Tokyo	US$ 100	1/20/2017	1/19/2018	(11)	-	(8)	-
Interest rate swap registered with CETIP (pre-fixed rate x CDI)
	ITAÚ BBA	R$ 21	11/11/2014	11/5/2026	1	1	2	2
	ITAÚ BBA	R$ 54	1/14/2015	1/5/2027	2	1	5	3
	ITAÚ BBA	R$ 52	5/26/2015	5/5/2027	1	2	4	4
					(161)	(185)	(128)	(167)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

18.    Taxes and contributions payable and taxes payable in installments

The detailed information on taxes and contributions payable and taxes payable in installments was presented in the annual financial statements for 2016, in note 19.

18.1.   Taxes and contributions payable and taxes payable in installments

	Parent Company		Consolidated
	3.31.2017	12.31.2016	3.31.2017	12.31.2016

PIS and COFINS	7	46	9	49
Provision for income tax and social contribution	9	-	42	10
ICMS	34	48	48	75
Withholding Income Tax	-	-	-	22
INSS	8	8	8	9
Taxes payable in installments - Law 11.941/09	611	621	611	624
Others	4	6	13	5
	673	729	731	794

Current	145	189	203	254
Noncurrent	528	540	528	540

18.2.   Maturity schedule of taxes payable in installments is as follows:

In	Parent Company and Consolidated
Up to 1 year	71
1 to 2 years	83
2 to 3 years	83
3 to 4 years	83
4 to 5 years	83
After 5 years	208
611

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

19.    Income tax and social contribution

The detailed information on income tax and social contribution was presented in the annual financial statements for 2016, in note 20.

19.1.   Income and social contribution tax expense reconciliation

	Parent Company		Consolidated
	3.31.2017	3.31.2016	3.31.2017	3.31.2016

Profit before income tax and social contribution	151	(67)	131	8
Income tax and social contribution at the nominal rate of 25% for the Company and 34% for subsidiaries	(38)	17	(44)	(11)
Tax penalties	(1)	-	(1)	-
Share of profit of subsidiaries and associates	34	7	-	8
Other permanent differences (nondeductible)	(3)	2	(5)	4
Effective income tax and social contribution	(8)	26	(50)	1

Income tax and social contribution for the period:
Current	(14)	3	(47)	(13)
Deferred	6	23	(3)	14
Deferred income tax and social contribution expense	(8)	26	(50)	1
Effective rate	5.30%	38.81%	38.17%	(12.50%)

CBD does not pay social contribution based on a final and unappealable court decision in the past; therefore its nominal rate is 25%.

The Company (ou the Group) calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings. Such policy is in accordance with IAS 34 / CPC 21 (R1).

19.2.   Breakdown of deferred income tax and social contribution

	Parent Company		Consolidated
	3.31.2017	12.31.2016	3.31.2017	12.31.2016

Tax losses	27	32	108	112
Provision for risks	251	251	350	347
Provision for derivative transactions taxed on a cash basis	3	(18)	14	(5)
Estimated loss on doubtful accounts	2	2	2	2
Provision for current expenses	9	11	15	23
Goodwill tax amortization	(42)	(37)	(543)	(531)
Present value adjustment	1	1	1	1
Lease adjustment	5	7	-	2
Mark-to-market adjustment	(5)	(6)	(6)	(8)
Technological innovation – future realization	(15)	(16)	(15)	(16)
Depreciation of fixed assets as per tax rates	(84)	(80)	(84)	(81)
Other	8	8	8	7
Deferred income tax and social contribution	160	155	(150)	(147)

Noncurrent assets	160	155	181	170
Noncurrent liabilities	-	-	(331)	(317)
Deferred Income tax and social contribution	160	155	(150)	(147)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

19.    Income tax and social contribution - continued

19.2.  Breakdown of deferred income tax and social contribution – Continued

The Company estimates to recover these deferred tax assets as follows:

Year	Parent Company	Consolidated
Up to 1 year	128	145
1 to 2 years	32	36
	160	181

19.3.   Changes in deferred income tax and social contribution balances

	Parent Company		Consolidated
	3.31.2017	3.31.2016	3.31.2017	3.31.2016
At the beginning of the period	155	50	(147)	(778)
Expense for the period – Continued activities	6	23	(3)	14
Expense for the period – Discontinued activities	-	-	33	(7)
Exchange rate variation	-	-	-	(6)
Assets held for sale and discontinued operations (note 31)	-	-	(33)	-
Other	(1)	-	-	(7)
At the end of the period	160	73	(150)	(784)

20. Provision for risks

The provision for risks is estimated by the Company’s management, supported by its legal counsel. The provision was recognized in an amount considered sufficient to cover probable losses.

20.1. Parent Company

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balances at December 31, 2016	109	428	254	80	20	891
Additions	18	4	26	9	8	65
Payments	-	-	(8)	(1)	(1)	(10)
Reversals	(56)	(5)	(11)	(7)	(1)	(80)
Inflation adjustment	(19)	6	9	3	1	-
Transfers	6	(6)	-	-	-	-
Balances at March 31, 2017	58	427	270	84	27	866

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balances at December 31, 2015	63	187	152	71	17	490
Additions	5	2	12	8	6	33
Payments	-	-	(8)	(2)	(3)	(13)
Reversals	-	(3)	(1)	(8)	(3)	(15)
Inflation adjustment	3	8	4	4	1	20
Balances at March 31, 2016	71	194	159	73	18	515

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

20.    Provision for risks - Continued

20.2. Consolidated

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2016	148	586	302	109	32	1,177
Additions	19	8	172	34	16	249
Payments	-	(19)	(81)	(13)	(3)	(116)
Reversals	(82)	(6)	(22)	(21)	(7)	(138)
Inflation adjustment	(32)	11	29	5	2	15
Transfers	6	(6)	-	-	-	-
Liabilities related to assets held for sale and discontinued operations (note 31)	(1)	13	(79)	(2)	(2)	(71)
Balance at March 31, 2017	58	587	321	112	38	1,116

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2015	103	414	597	248	34	1,396
Additions	4	4	88	61	13	170
Payments	-	-	(35)	(29)	(6)	(70)
Reversals	(4)	(12)	(34)	(44)	(7)	(101)
Inflation adjustment	4	11	15	11	2	43
Exchange rate changes	-	-	-	(1)	-	(1)
Balance at March 31, 2016	107	417	631	246	36	1,437

20.3. Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. Both the interest charges and fines, when applicable, were computed and provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

20.3.1.     COFINS and PIS

Since the noncumulative regime to calculate PIS and COFINS has been used, the Company and its subsidiaries have challenged the right to deduct ICMS from the base of these two contributions. With the judgement of the thesis by the STF (Federal Supreme court), the assessor of the Company reviwed the loose estimation resulting in the reversion of the provision amounted in R$117. The Company keep in process of credits avaliation related of the period on own judicial claims.

The amount accrued, including less relevant amounts, as at March 31, 2017 is R$59, being R$58 of continued operation and R$1 of discontinued operations (R$204 as at December 31, 2016, being R$148 of continued operation and R$56 of discontinued operations).

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

20.  Provision for risks - Continued

20.3.     Tax - Continued

20.3.2.     Tax

The Company and its subsidiaries have other tax claims, which after analysis by its legal counsel, were considered as probable losses and accrued by the Company. These refer to: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) challenge on the non-application of the Accident Prevention Factor - FAP for 2011; (iii) challenge on the Poverty Fighting Fund established by the Rio de Janeiro State Government; (iv) challenges on purchases from suppliers considered not qualified in the State Finance Department registry, error in application of rate and accessory obligations by State tax authorities; (v) no approval on tax compensations; and (vi) other less relevant issues.

The amount accrued for these matters as at March 31, 2017 is R$385, being R$355 of continued operation and R$30 of discontinued operations (R$408 as at December 31, 2016, being R$356 of continued operation and R$52 of discontinued operations).

ICMS

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basked of food staples” have no right to fully utilize the ICMS credits. The Company, with the assistance of its legal counsel, decided that it would be an appropriate procedure to record a provision for this matter amounting to R$151 as at March 31, 2017 (R$153 as at December 31, 2016) since this claim is considered a “probable” loss. The amounts accrued represent Management’s best estimate of the probable cash disbursement to settle this claim.

Additionally, among the contingent liabilities not accrued there are cases assessed by São Paulo State tax authorities related to the refund of ICMS over tax substitution without proper compliance with accessory tax obligations introduced by CAT Administrative Rule 17. Considering the last court judgments the Company accrued R$139 in 2016 related to Management estimative of probable loss, related to proof aspect of the process.

20.3.3.     Supplementary Law 110/2001

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as at March 31, 2017 is R$81 (R$77 as at December 31, 2016).

20.3.4.     Others contingent tax liabilities - Via Varejo

Provisions for contingent tax liabilities were recorded as a result of the business combination with Via Varejo, as required by CPC 15(R1) (IFRS 3). As at March 31, 2017, the recorded amount related to contingent tax liabilities is R$91 (R$89 as at December 31, 2016). These accrued claims refer to administrative proceedings related to the offset of tax debts against credits from the contribution levied on coffee exports.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

20.    Provision for risks - Continued

20.3. Tax - Continued

20.3.5.     Others contingent tax liabilities - Bartira

On the third quarter 2016, the Company reversed most of its contingencies arising from business combination of Bartira, in 2013. The amount reversed is composed for R$6 of tax contingence and R$11 of labor contingence, totalizing R$17. The remaining balance at March 31, 2017 is R$1 (R$1 at December 31, 2016).

20.4. Labor

The Company and its subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At March 31, 2017, the Company recorded a provision amount of R$400, being R$321 for continued operation and R$79 for discontinued operations (R$950 as at December 31, 2016, being R$302 for continued operation and R$648 for discontinued operations) related to the potential risk of loss on these lawsuits. Management, with the assistance of its legal counsel, assesses these claims recording a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed. Labor claims are indexed to rate according to a table available by TST (“the Brazilian Supreme Labor Court”), plus monthly interest of 1%.

20.5. Civil and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal counsel considers the loss as probable.

Among these lawsuits, we point out the following:

•The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts pleaded by the adverse party (owner of the property) in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the entity. As at March 31, 2017, the amount accrued for these lawsuits is R$136, being R$61 for continued operation and R$75 for discontinued operations (R$121 as at December 31, 2016, being R$49 of continued operation and R$72 for discontinued operations), for which there are no escrow deposits.

•            Company and its subsidiaries answer to legal claims related to penalties applied by regulatory agencies, from the federal, state and municipal administrations, among which Consumer Protection Agencies (Procon) , National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities. Company supported by its legal counsel, revises that claims, recording a provision according to probable cash expending and estimative of loss. As at March 31, 2017 the amount of this provision is R$40, being R$38 for continued activities and R$2 for discontinued activities (R$39 at December 31, 2016, being R$32 for continued operations and R$7 for discontinued operations).

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

20.    Provision for risks – Continued

20.5. Civil and others - continued

•The subsidiary Via Varejo is a party to lawsuits involving consumer relationship rights (civil actions and assessments from PROCON) and lawsuits involving contracts terminated with suppliers and the amount claimed in these lawsuits was R$58 as at March 31, 2017 (R$58 as at December 31, 2016).

Total civil lawsuits and others as at March 31, 2017 amount to R$154, being R$150 for continued activities and R$4 for discontinued activities (R$343 as at December 31, 2016, being R$141 for continued operation and R$202 for discontinued operations).

20.6. Non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsel and considered as possible, therefore, have not been accrued. In this process, there are litigations related to charges of differences in IRPJ payment, for which the Company, based on management and legal assessment, has the right of compensation from its former and actual shareholders, supposedly due related to years from 2007 to 2013, under allegation that had improper deduction of goodwill amortizations paid. The involved amount is R$1,164 in March 31, 2017 (R$1,141 in December 31, 2016), classified at possible loss and exist other part classified at remote loss. Additionally, the possible litigations balance without compensation is an updated amount of R$12,228, being R$10,710 for continued activities and R$1,518 for discontinued activities at March 31, 2017 (R$12,221 in December 31, 2016, being R$10,736 for continued operation and R$1,485 for discontinued operations), and are principally related to:

•       INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$427, being R$395 for continued operation and R$32 for as at March 31, 2017 (R$421 at December 31, 2016, being R$389 for continued operation and R$32 for discontinued operations). The lawsuits are under administrative and court discussions.

•       IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income, ILL – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. Among those claims, there are one tax assessment related to the tax deduction of goodwill in the years of 2012 and 2013, originated by the acquisition of Ponto Frio (goodwill Mandala) accrued in the year of 2009. The restated amount of the assessment notice correspond to R$181 of income tax and social contribution (R$79 at December 31, 2016). The lawsuits await administrative and court ruling. The amount involved is R$1,229, being R$1,090 for continued operation and R$139 for discontinued activities as March 31, 2017 (R$1,192 at December 31, 2016, being 1,052 for continued operation and R$140 for discontinued operations).

•       COFINS, PIS, provisional contribution on financial transactions – CPMF and IPI – the Company has been challenged about offsets of COFINS and PIS against IPI credits – inputs subject to zero rate or exempt – acquired from third parties with a final and un-appeal decision, other requests for offset, collection of taxes on soybean export operations, tax payment divergences and overpayments; fine for failure to comply with accessory obligations, disallowance of COFINS and PIS credits on one-phase products, among other less significant taxes. These lawsuits await decision at the administrative and court levels. The amount involved in these assessments is R$2,614, being R$2,205 for continued activities and R$409 for discontinued activities at March 31, 2017 (R$2,532 at December 31, 2016, being R$2,140 for continued operation and R$392 for discontinued operations).

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

20.    Provision for risks – Continued

20.6. Non-accrued contingent liabilities - continued

•         ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) levied on its own operation of merchandise purchase (own ICMS)) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, (v) resulting from financed sales; and (vi) among other matters. The total amount of these assessments is R$6,991, being R$6,340 for continued activities and R$651 for discontinued activities as March 31, 2017 (R$6,832 as at December 31, 2016, being 6,269 for continued operation and R$563 for discontinued operations), which await a final decision at the administrative and court levels.

•       Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), Fees, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS – reimbursement of advertising expenses and sundry taxes, in the amount of R$299, being R$170 for continued activities and R$129 for discontinued activities as March 31, 2017 (R$292 at December 31, 2016, being R$165 for continued operation and R$127 for discontinued operations), which await decision at the administrative and court levels.

•       Other litigations – these refer to administrative proceedings and lawsuits in which the Company pleads the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency  - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$668, being R$510 for continued activities and R$158 for discontinued activities at March 31, 2017 (R$953 at December 31, 2016, being R$722 for continued operation and R$231 for discontinued operations).

The Company engages external attorneys to represent it in the tax assessments received, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as at March 31, 2017 the estimated amount, in case of success in all lawsuits, is approximately R$192, being R$171 for continued activities and R$21 for discontinued activities (R$168, being R$155 of continued operation and R$13 of discontinued operations at December 31, 2016).

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

20.    Provision for risks – Continued

20.7. Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court restricted deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

The Company has recorded judicial deposits in the assets.

	Parent Company		Consolidated
	3.31.2017	12.31.2016	3.31.2017	12.31.2016

Tax	123	120	185	181
Labor	390	383	423	414
Civil and other	20	17	30	26
Regulatory	15	14	42	40
Total	548	534	680	661

20.8. Guarantees

Judicial deposits	Real estate	Guarantee	Total
Tax	851	6,827	7,678
Labor	3	33	36
Civil and other	-	65	65
Regulatory	9	119	128
Total	863	7,044	7,907

The cost of guarantees is approximately 0.92% of the amount of the lawsuits and is recorded as expense by the passage of time.

20.9. Share of Cnova N.V. minorities

The associate Cnova N.V., some of its former and actual directors, and the subscribers of the initial public offer of Cnova N.V. – IPO, were mentioned in a lawsuit at South District Court of New York – United States, related to the internal revision, concluded in July 22, 2016, conducted by Cnova N.V., Cnova Brasil and consultants, mentioned at note 1.5. As result of this lawsuit, Cnova N.V., could incur in expenses (including, no limitted, legal fees and others fees of consultants and obligation to indemnify some old and actual directors, and the subscribers of the share public offer that are, or can be part, or involving this subject). The Company and its subsidiary Cnova are unable, at this moment, to predict the extension of potential responsibility in these subjects, including, if any, parallel lawsuit that can be taking by Securities and Exchange Commission as result of the facts of this subject or of internal review conduced by Cnova N.V., Cnova Brasil and its assessors

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

21.    Leasing transactions

21.1.     Operating lease

(i)     Minumum rental payments on the agreement termination date

The Company analyzed and concluded that the rental agreements are cancelable over their duration. In case of termination, minimum payments will be due as a termination fee, which can vary from 1 to 12 months of rental or a fixed percentage of the contractual balance.

	Parent Company	Consolidated
	3.31.2017	3.31.2017
Minimum rental payments
Minimum payments on the termination date	344	375
Total	344	375

(ii)    Contingent payments

Management considers the payment of additional rents as contingent payments, which vary between 0.1% and 4.5% of sales.

	Parent Company		Consolidated
Expenses(Income) for the period	3.31.2017	3.31.2016	3.31.2017	3.31.2016
Contingent payments	123	89	128	139
Non contingent payments	61	43	104	70
Sublease rentals (*)	(39)	(28)	(41)	(40)

(*) Refers to lease agreements receivable from commercial shopping malls.

21.2.   Finance lease

Finance lease agreements amounted to R$199 as at March 31, 2017 (R$215 as at December 31, 2016), as shown in the table below:

	3.31.2017	12.31.2016	3.31.2017	12.31.2016
Financial lease liability –minimum rental payments:
Up to 1 year	42	38	45	41
1 - 5 years	119	138	125	144
Over 5 years	27	27	29	30
Present value of finance lease agreements	188	203	199	215

Future financing charges	187	195	198	207
Gross amount of finance lease agreements	375	398	397	422

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

22.    Deferred revenue

The Company and its subsidiary Via Varejo received in advance amounts from business partners on exclusivity in the intermediation of additional or extended warranties services, and the subsidiary Barcelona received in advance amounts for the rental of back lights for exhibition of products from its suppliers.

The amounts related Via Varejo are presented in the line “assets held to sale and discontinued activities”.

	Parent Company		Consolidated
	3.31.2017	12.31.2016	3.31.2017	12.31.2016

Additional or extended warranties	34	35	34	35
Barter agreement	-	-	12	12
Services agreement - Allpark	14	15	14	15
Back lights	-	-	65	85
Future revenue term	-	100	-	100
Others	-	1	-	1
	48	151	125	248

Current	26	127	103	224
Noncurrent	22	24	22	24

23.    Shareholders’ equity

The detailed information on shareholders’ equity was presented in the annual financial statements for 2016, in note 25.

23.1.   Capital stock

The subscribed and paid-up capital as at March 31, 2017 is represented by 266,186 (266,076 as at December 31, 2016) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares as at March 31, 2017 (99,680 as at December 31, 2016) and 166,506 in thousands of preferred shares as at March 31, 2017 (166,396 as at December 31, 2016).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the issue conditions.

•         At the Board of Directors’ Meetings held on February 23, 2017, and March 23, 2017, were approved capital increases in the amount R$4 (R$5 on December 31, 2016) through  the issue of 110 thousands preferred shares (374 thousands of preferred shares on December 31,2016).

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

23.    Shareholders’ equity

23.2.   Stock option plan for preferred shares

The movimentation of the quantit of exercised options, the weighted average of the exercise price, and the weighted average of the remaining term are presented at the chart bellow:

	Shares	Weighted average of exercise price	Weighted average of remaining contractual term

Total to be exercised at December 31, 2016	2,394	29.21	1.84

Cancelled during the year	(3)	53.18
Expired during the year	(63)	38.57
Exercised during the year	(110)	41.72
Total to be exercised at March 31, 2017	2,218	28.36	1.80

Were not exercised new options at the period. The weighted average of the provided options’ fair value at March 31, 2017 were R$40.54 (R$43.06 at the December 31, 2016).

The recorded amounts at the Parant Company and Consolidated’s statement of operations at the March 31, 2017 were R$3 (R$4 at March 31, 2016).

23.3.   Cumulative other comprehensive income

Cumulative other comprehensive income refers to : (i) Cumulative Translation Reserve, corresponding to cumulative effect of exchange gains and losses on the translation of assets, liabilities and operations in Brazilian Real, corresponding to the investment of CBD in subsidiary Cdiscount. At March 31, 2017 there was not effect on Parent Company and for non-controlling (R$88 in Parent Company and R$146 for non-controlling on December 31, 2016).

24.    Net sales of goods and/or services

	Parent Company		Consolidated
	3.31.2017	3.31.2016	3.31.2017	3.31.2016
Gross sales:
Goods	7,026	6,317	11,489	10,814
Services rendered	85	65	87	76
Sales returns and cancellations	(137)	(137)	(146)	(169)

	6,974	6,245	11,430	10,721

Taxes	(516)	(493)	(878)	(833)

Net sales	6,458	5,752	10,552	9,888

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

25.    Expenses by nature

	Parent Company		Consolidated
	3.31.2017	3.31.2016	3.31.2017	3.31.2016

Cost of inventories	(4,373)	(4,097)	(7,830)	(7,346)
Personnel expenses	(847)	(693)	(1,096)	(1,043)
Outsourced services	(128)	(69)	(153)	(134)
Functional expenses	(490)	(398)	(608)	(600)
Selling expenses	(187)	(171)	(244)	(247)
Other expenses	(123)	(89)	(144)	(139)
	(6,148)	(5,517)	(10,075)	(9,509)

Cost of sales	(4,691)	(4,289)	(8,191)	(7,697)
Selling expenses	(1,283)	(1,094)	(1,657)	(1,602)
General and administrative expenses	(174)	(134)	(227)	(210)
	(6,148)	(5,517)	(10,075)	(9,509)

26.    Other operating income (expenses), net

	Parent Company		Consolidated
	3.31.2017	3.31.2016	3.31.2017	3.31.2016

Morzan fees	-	(10)	-	(10)
Reestructuring expenses	(14)	(11)	(14)	(13)
Gain (loss) on the disposal of property and equipment	12	(20)	11	(22)
Tax risks	25	-	38	-
Others	(2)	(2)	(1)	-
Total	21	(43)	34	(45)

27.    Financial income (expenses), net

	Parent Company		Consolidated
	3.31.2017	3.31.2016	3.31.2017	3.31.2016
Finance expenses:
Cost of debt	(163)	(135)	(174)	(151)
Cost of sales of receivables	(27)	(20)	(40)	(30)
Monetary loss	(8)	(30)	(6)	(38)
Other finance expenses	(18)	(19)	(20)	(24)
Total financial expenses	(216)	(204)	(240)	(243)

Financial income:
Income from cash and cash equivalents	15	10	16	18
Monetary gain	33	30	39	46
Other financial income	2	-	3	-
Total financial income	50	40	58	64

Total	(166)	(164)	(182)	(179)

The hedge effects in the period ended March 31, 2017 and March 31, 2016 are disclosed in note 17.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

28.    Earnings per share

The information on earnings per share was presented in the annual financial statements for 2015, in note 30.

The table below presents the determination of net income (loss) available to holders of common and preferred shares and the weighted average number of common and preferred shares outstanding used to calculate basic and diluted earnings (loss) per share in each reporting period:

	3.31.2017			12.31.2016
	Preferred	Common	Total	Preferred	Common	Total

Basic numerator
Net income (loss) allocated to common and preferred shareholders - continued operations	53	29	82	6	3	9
Net income (loss) allocated to common and preferred shareholders - discontinued operations	28	15	43	(39)	(21)	(60)
Net income (loss) allocated to common and preferred shareholders	81	44	125	(33)	(18)	(51)

Basic denominator (millions of shares)
Weighted average of shares	166	100	266	166	100	266

Basic earnings per millions of shares (R$) - continued operations	0,32690	0,29718		0,03494	0,03176
Basic earnings per millions of shares (R$) - discontinued operations	0,16158	0,14689		(0,22631)	(0,22631)
Basic earnings per millions of shares (R$) - total	0,48848	0,44407		(0,19137)	(0,19454)

Diluted numerator
Net income (loss) allocated to common and preferred shareholders - continued operations	53	29	82	6	3	9
Net income (loss) allocated to common and preferred shareholders - discontinued operations	28	15	43	(39)	(21)	(60)
Net income (loss) allocated to common and preferred shareholders	81	44	125	(33)	(18)	(51)

Diluted denominator
Weighted average of shares (in millions)	166	100	266	166	100	266
Diluted weighted average of shares (millions)	166	100	266	166	100	266

Diluted earnings per millions of shares (R$) – continued operations	0,32592	0,29718		0,03494	0,03176
Diluted earnings per millions of shares (R$) – discontinued operations	0,16110	0,14689		(0,22631)	(0,22631)
Diluted earnings per millions of shares (R$) – total	0,48701	0,44407		(0,19137)	(0,19454)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

29.    Segment information

The information about segments was presented in the annual financial statements of 2016, in note 33.

Management considers the following segments:

•       Retail – includes the banners “Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado”, “Minimercado Extra”, “Minuto Pão de Açúcar”, “Posto Extra”, “Drogaria Extra” and “GPA Malls & Properties”.

•       Cash & Carry – includes the brand “ASSAÍ”.

Home appliances and e-commerce segments were reclassified to discontinued operations at March 31, 2017 and 2016 (see note 31).

Information about the Company’s segments is included in the table below:

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

29.    Segment information – Continued

Description	Retail (a)		Cash & Carry		Assets held for sale and discontinued activities (*)		Subtotal		Eliminations/ Others(**)		Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Net sales	6,514	6,740	4,038	3,148	-	-	10,552	9,888	-	-	10,552	9,888
Gross profit	1,781	1,762	580	429	-	-	2,361	2,191	-	-	2,361	2,191
Depreciation and amortization	(149)	(140)	(41)	(30)	-	-	(190)	(170)	-	-	(190)	(170)
Share of profit of subsidiaries and associates	17	23	-	-	-	-	17	23	(25)	-	(8)	23
Operating income	206	119	132	68	-	-	338	187	(25)	-	313	187
Net financial expenses	(164)	(161)	(18)	(18)	-	-	(182)	(179)	-	-	(182)	(179)
Profit(loss) before income tax and social contribution	42	(42)	114	50	-	-	156	8	(25)	-	131	8
Income tax and social contribution	(12)	18	(38)	(17)	-	-	(50)	1	-	-	(50)	1
Profit (loss) for continued activities	30	(24)	76	33	-	-	106	9	(25)	-	81	9
Profit (loss) for discontinued activities	(25)	(10)	-	-	158	(156)	133	(166)	-	-	133	(166)
Profit (loss) of year end	5	(34)	76	33	158	(156)	239	(157)	(25)	-	214	(157)

Current assets	5,910	8,938	2,217	2,417	20,049	20,538	28,179	31,893	(206)	(242)	27,973	31,651
Noncurrent assets	10,819	10,955	2,627	2,620	-	-	13,446	13,575	(24)	(9)	13,422	13,566
Current liabilities	6,429	9,171	2,719	3,020	14,994	15,642	24,145	27,833	(230)	(251)	23,915	27,582
Noncurrent liabilities	4,390	4,747	269	291	-	-	4,659	5,038	-	-	4,659	5,038
Shareholders' equity	5,910	5,975	1,856	1,726	5,055	4,896	12,821	12,597	-	-	12,821	12,597

(*) See note 31.

(**) The eliminations consist of intercompany balances. In the management’s view, the net earnings eliminations are made inside of own segment, besides, the equity pickup of the Company in Cnova.N.V.

a) Retail includes GPA Malls & Properties.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

29.    Segment information – Continued

Company’s general information

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following brands:

	3.31.2017	3.31.2016
Extra	4,065	4,192
Assaí	4,039	3,148
Pão de Açúcar	1,585	1,660
Proximidade	277	283
Other business	586	605
Total net sales	10,552	9,888

30.    Non cash transactions

During the three-month period ended at March 31, 2017 and March 31, 2016 the Company had transactions that was not presented at the statement of cash flow, as presented below:

•  Merger of subsidiaries and company reorganizations as per note 1.2 of the financial statements of 2016;

•  Purchase of fixed assets not paid yet as note 14.2;

•  Purchase of intangible assets not paid yet as per note 15.2;

•  Deferred income tax  as per note 19;

•  Additions/reversals to provisions for risk as per note 20;

•  Transactions with non-controlling interest as per note 25.4 of the financial statements of 2016;

•  Capital increase at Sendas with property and equipment as per note 13 of the financial statements of 2016.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

31.    Non current assets held for sale and discontinued activities

The detailed information about assets held for sale and discontinued operations was presented in the annual financial statements of 2016, in note 35.

31.1.   Ongoing transaction to dispose of Via Varejo subsidiary

The Board of Directors held on November 23, 2016 approved a process to disposed of the Company’s interest in Via Varejo’s capital stock, in line with its long-term strategy of focusing on the development of the food activity.

As per CPC 31 – Non-current assets held for sale and discontinued activities (IFRS 5), Company consider highly probable the sale of Via Varejo due to the efforts made. As a consequence, Via Varejo (and it subsidiary Cnova Brasil) net results, after tax, is disclosed in statement of operations as a single line, and assets and liabilities balances are disclosed as held for sale and discontinued activities. Statement of operations and statement of value added on December 31, 2016 also discloses the discontinued operations in single line, but for cash flows there were no effects as per IFRS5 being disclosed at this note the effect of discontinued operations. Noncurrent assets and liabilities held for sale on March 31, 2017 were R$19,853 and R$14,965, respectively. The net effects on discontinued operations were a profit of R$41 at March 31, 2017 (loss of R$60 at March 31, 2016).

Via Varejo shares are listed on B3 under ticker symbol “VVAR11” and “VVAR3”.

See below the summary of the consolidated statement of operations, balance sheet and cash flow statement of Via Varejo before the eliminations, including effects of the purchase price allocation of Globex and Casa Bahia acquisition.

Balance sheet (*):

	3.31.2017	12.31.2016
Assets
Current
Cash and cash equivalents	526	4,030
Trade accounts receivable, net	5,067	2,782
Inventories	3,618	3,054
Other receivables	768	704
Total current assets	9,979	10,570

Noncurrent
Trade accounts receivable, net	179	204
Other accounts receivable, net	3,030	2,932
Deferred income and social contribution taxes	323	289
Related parties	649	681
Investment Properties	151	144
Property and equipment, net	1,561	1,550
Intangible assets	4,177	4,170
Total noncurrent assets	10,070	9,970
Total assets	20,049	20,540

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

31.    Non current assets held for sale and discontinued activities – Continued

31.1     Ongoing transaction to dispose of Via Varejo subsidiary – continued

Balance sheet (*):

Liabilities	3.31.2017	12.31.2016
Current
Trade accounts payable	5,687	5,618
Suppliers - structured program	-	489
Loans and financing	3,378	3,532
Related parties	124	189
Other accounts payable	2,255	2,231
Total current liabilities	11,444	12,059

Noncurrent
Loans and financing	366	407
Deferred income and social contribution taxes	848	849
Other accounts payable	2,334	2,329
Total noncurrent liabilities	3,548	3,585
Equity	5,057	4,896
Total liabilities and shareholders’ equity	20,049	20,540

(*) Before related parties eliminations with GPA in the amount R$201 of assets and R$33 of liabilities.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

31.    Non current assets held for sale and discontinued activities – continued

31.1     Ongoing transaction to dispose of Via Varejo subsidiary – continued

Combined statement of operations (*)	3.31.2017	3.31.2016

Net sales from goods and services	6,118	5,871
Cost of goods sold and services sold	(4,280)	(4,339)
Gross profit	1,838	1,532
Operating income (expenses)
General and administrative	(1,516)	(1,440)
Depreciation and amortization	-	(58)
Equity pickup	7	9
Other operating income (expenses), net	(21)	(89)
	(1,530)	(1,578)
Profit (loss) before Net finance income result	308	(46)

Net financial result	(138)	(116)
Profit (loss) before income and social contribution taxes	170	(162)

Income and social contribution taxes	(10)	(17)

Net income (loss) for the year	160	(179)
Attributed to:
Controlling shareholders	69	(62)
Non-controlling shareholders	91	(117)

(*) Before eliminations of amounts of related parties with GPA.

Description	3.31.2017	3.31.2016
Sales net income	(8)	(6)
Cost of goods sold	(2)	(2)
Selling costs	(3)	-
Financial result	1	1
Income and social contribution taxes	3	1
Total	(9)	(6)

Additionally a reclassification was made of incurred costs on Parent Company basically related to indemnity costs of contingences form prior periods to acquisition, paid to Via Varejo. According to IFRS 5, these costs were reclassified to discontinued operations in the amount of R$18 at March 31, 2017 and (R$10 at March 31, 2016).

Statement of cash flows	31.3.2017	3.31.2016

Cash flow used in operating activities	(3,172)	(5,533)
Cash flow provided by (used in) investing activities	(85)	(37)
Cash flow from financing activities	(247)	323
Net increase (decrease) in cash and cash equivalents	(3,504)	(5,247)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

31.    Non current assets held for sale and discontinued activities – continued

31.2     Effects in 2016

Below the consolidated statement of operations of the Company on March 31, 2016, before and after considering subsidiaries that represent e-commerce and home appliance segments, disclosed as discontinued operations.

Statement of income	3.31.2016	Discontinued activities Cdiscount (*)	Discontinued activities Via Varejo and Cnova (*)	Discontinued activities Multivarejo (**)	3.31.2016

Net sales from goods and services	17,774	2,021	5,865	-	9,888
Cost of goods sold and services sold	(13,860)	(1,822)	(4,341)	-	(7,697)
Gross profit	3,914	199	1,524	-	2,191
Operating income (expenses)
Selling costs	(2,964)	(133)	(1,229)	-	(1,602)
General and administrative	(488)	(68)	(210)	-	(210)
Depreciation and amortization	(250)	(22)	(58)	-	(170)
Equity pickup	32	-	9	-	23
Other operating income (expenses), net	(68)	76	(89)	(10)	(45)
	(3,738)	(147)	(1,577)	(10)	(2,004)
Profit before Net finance result	176	52	(53)	(10)	187

Net financial results	(317)	(19)	(115)	(4)	(179)
Profit (loss) before income and social contribution taxes	(141)	33	(168)	(14)	8

Income and social contribution taxes	(17)	(5)	(16)	3	1

Net income (loss) for the year related to continued operations	(158)	28	(184)	(11)	9

Attributed to:
Controlling shareholders	(52)	17	(67)	(11)	9
Non-controlling shareholders	(106)	11	(117)	-	-

(*)After related parties elimination.

(**)Expenses related directly to discontinued operations.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

32.    Subsequent events

On February 23, 2017 the board of directors approved an offer Certificate of Agribusiness Receivables (CRA) by Ápice Securitizadora, represented by debentures issued by the Company, no convertible in shares, unsecured, in a single series, with face value of  R$1,000.00 of 14° issue of the Company. The offer was coordinated by Banco Bradesco BBI S.A., Banco Safra S.A. and Banco BNP Paribas Brasil S.A., the total amount was R$1,080 and final remuneration of 96% of CDI after Bookbuilding procedures. The amount was available for the Company at April 17, 2017.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company

Shareholding at 3/31/2017

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly-held company)					Shareholding at 3/31/2017 (In units)

Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Wilkes Participações S/A	94.019.178	94,32%	-	0,00%	94.019.178	35,32%
Jean-Charles Naouri	-	0,00%	1	0,00%	1	0,00%
Geant International BV*	-	0,00%	9.423.742	5,66%	9.423.742	3,54%
Segisor*	5.600.050	5,62%	-	0,00%	5.600.050	2,10%
Casino Guichard Perrachon*	1	0,00%	-	0,00%	1	0,00%
Almacenes Éxito S.A.*	1	0,00%	-	0,00%	1	0,00%
King LLC*	-	0,00%	852.000	0,51%	852.000	0,32%
Helicco Participações Ltda.	-	0,00%	581.600	0,35%	581.600	0,22%
Carmignac Gestion*	-	0,00%	13.576.698	8,15%	13.576.698	5,10%
Harding Loevner, LP*	-	0,00%	6.708.049	4,03%	6.708.049	2,52%
Brandes Investment Partners, LP*	-	0,00%	8.510.442	5,11%	8.510.442	3,20%
Board of Executive Officers	-	0,00%	217.762	0,13%	217.762	0,08%
Board of Directors	-	0,00%	244.462	0,15%	244.462	0,09%
Treasury Shares	-	0,00%	232.586	0,14%	232.586	0,09%
Others	60.621	0,06%	126.158.447	75,77%	126.219.068	47,42%
TOTAL	99.679.851	100,00%	166.505.789	100,00%	266.185.640	100%
(*) Foreign Company

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER). UP TO THE INDIVIDUAL LEVEL
WILKES PARTICIPAÇÕES S.A					Shareholding at 3/31/2017 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Casino Guichard Perrachon*	1	0,00%	-	0,00%	1	0,00%
Segisor*	217.402.606	97,23%	-	0,00%	217.402.606	97,23%
Bengal LLc*	2.119.162	0,95%	-	0,00%	2.119.162	0,95%
Oregon LLc*	2.119.162	0,95%	-	0,00%	2.119.162	0,95%
Pincher LLc*	1.961.612	0,88%	-	0,00%	1.961.612	0,88%
Almanacenes Éxito S.A.*	1	0,00%	-	0,00%	1	0,00%
Treasury Shares	-	0,00%	-	0,00%	-	0,00%
TOTAL	223.602.544	100,00%	-	0,00%	223.602.544	100%

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SEGISOR					Shareholding at 3/31/2017 (In units)
Quotaholder	Quotas	%	Preferred Shares	%	Number	%
Onper Investimentos 2015 S.L.*	887.239.543	50,00%	-	0,00%	887.239.543	50,00%
Casino Guichard Perrachon*	887.239.543	50,00%	-	0,00%	887.239.543	50,00%
TOTAL	1.774.479.086	100%	-	0%	1.774.479.086	100%
(*) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
ONPER INVESTIMENTOS 2015 S.L.					Shareholding at 3/31/2017 (In units)
Shareholder	Common Shares	%	Preferred Shares	%	Number	%
Almanacenes Éxito S.A.*	3.000	100,00%	-	0,00%	3.000	100,00%
TOTAL	3.000	100%	-	0%	3.000	100,00%

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
ALMANACENES ÉXITO S.A.					Shareholding at 9/30/2016 (In units)
ShareholderS*	Common Shares	%	Preferref Shares	%	Number	%
Geant International B.V.	187.689.792	42,03%	-	0,00%	187.689.792	42,03%
Geant Fonciere B.V.	47.725.428	10,69%	-	0,00%	47.725.428	10,69%
Fondo de Pensiones Obligatorias Porvenir Moderado	21.039.559	4,71%	-	0,00%	21.039.559	4,71%
Fondo de Pensiones Obligatorias Protección	19.079.642	4,27%	-	0,00%	19.079.642	4,27%
Bergsaar B.V.	12.130.440	2,72%	-	0,00%	12.130.440	2,72%
Jara Albarracín Manuel	9.712.599	2,17%	-	0,00%	9.712.599	2,17%
EXITO ADR Program	9.114.922	2,04%	-	0,00%	9.114.922	2,04%
Alianza Fiduciaria S.A. Fideicomiso ADM Sonnenblume	7.558.552	1,69%	-	0,00%	7.558.552	1,69%
Moreno Barbosa Jaime	6.702.864	1,50%	-	0,00%	6.702.864	1,50%
Fondo de Pensiones Obligatorias Colfondos Moderado	6.425.423	1,44%	-	0,00%	6.425.423	1,44%
Fondo Bursatil Ishares COLCAP	5.287.908	1,18%	-	0,00%	5.287.908	1,18%
Fondo de Pensiones Obligatorias Skandia S.A.	3.762.704	0,84%	-	0,00%	3.762.704	0,84%
Inversiones Pinamar S.A.	3.508.779	0,79%	-	0,00%	3.508.779	0,79%
Vanguard Emerging Markets Stock Index Fund	3.517.411	0,79%	-	0,00%	3.517.411	0,79%
Platinu7m International Brands Fund	3.323.481	0,74%	-	0,00%	3.323.481	0,74%
Fondo Bursatil Horizons Colombia Select de S&P	3.279.957	0,73%	-	0,00%	3.279.957	0,73%
NAT. Westminter Bank PLC Depo for 1st Ste Glob	2.910.637	0,65%	-	0,00%	2.910.637	0,65%
TIAA-CREF Funds - Emerging Markets Equit	2.729.200	0,61%	-	0,00%	2.729.200	0,61%
Corbeta S.A. Y/O Alkosto S.A.	2.457.312	0,55%	-	0,00%	2.457.312	0,55%
Vanguard Total International Stock Index Fund	1.790.482	0,40%	-	0,00%	1.790.482	0,40%
Outros acionistas	86.810.867	19,44%	-	0,00%	86.810.867	19,44%
TOTAL	446.557.959	100,00%	-	0,00%	446.557.959	100,00%

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2017

(In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 3/31/2017					Shareholding at 3/31/2017 (In units)
Shareholder	Common Shares		Preferred Shares
	Number	%	Number	%	Number	%
Controlling parties	99.619.230	99,94%	10.857.343	6,52%	110.476.573	41,50%

Management
Board of Directors	-	0,00%	217.762	0,13%	217.762	0,08%
Board of Executive Officers	-	0,00%	244.462	0,15%	244.462	0,09%

Treasury Shares	-	0,00%	232.586	0,14%	232.586	0,09%

Other Shareholders	60.621	0,06%	154.953.636	93,06%	155.014.257	58,24%

Total	99.679.851	100,00%	166.505.789	100,00%	266.185.640	100,00%

Outstanding Shares	60.621	0,06%	154.953.636	93,06%	155.014.257	58,24%

					Shareholding at 3/31/2016 (In units)
CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 3/31/2016
Shareholder	Common Shares		Preferred Shares
	Number	%	Number	%	Number	%
Controlling parties	99.619.230	99,94%	9.887.819	5,96%	109.507.049	41,21%

Management
Board of Directors	-	0,00%	3	0,00%	3	0,00%
Board of Executive Officers	-	0,00%	27.011	0,02%	27.011	0,01%

Treasury Shares	-	0,00%	232.586	0,14%	232.586	0,09%

Other Shareholders	60.621	0,06%	155.884.700	93,89%	155.945.321	58,69%

Total	99.679.851	100,00%	166.032.119	100,00%	265.711.970	100,00%

Outstanding Shares	60.621	0,06%	155.884.700	93,89%	155.945.321	58,69%

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 28, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.